Exhibit 99.3

MANAGEMENT DISCUSSION AND ANALYSIS

For the three months and year ended July 31, 2026

(Expressed in Canadian Dollars)

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following Management’s Discussion and Analysis (“MD&A”) dated October 27, 2026 is intended to assist readers in understanding the business environment, performance and risk factors of Cizzle Brands Corporation ("Cizzle Brands" or the "Company"). The following MD&A should be read in conjunction with the audited consolidated financial statements of the Company and the notes to those statements for the years ended July 31, 2026 and 2025. The accompanying audited consolidated financial statements have been prepared by and are the responsibility of the Company’s management. The audited consolidated financial statements, including comparatives, have been prepared per International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Unless otherwise noted herein, all references to “$” are to the currency of the Canadian dollars.

In addition to reviewing this MD&A, readers are encouraged to read the Company’s public information filings available on the Company’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedarplus.ca.

The Company’s fiscal year commences August 1st of each year and ends on July 31st of the following year. The Company’s current three months ended July 31, 2026, is referred to as the “current fiscal quarter”, “fourth quarter of fiscal 2026”, “Q4 2026” or using similar words. The Company’s prior three months ended July 31, 2025, is referred to as the “fourth quarter of fiscal 2025”, “Q4 2025” or using similar words.

The Company’s fiscal year covers the twelve months beginning August 1, 2025, and ending July 31, 2026. This period is referred to as “fiscal 2026”, the “current year” or similar terminology. The comparable twelve-month period ended July 31, 2025, is referred to as “fiscal 2025”, the “prior year” or using comparable expressions.

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COMPANY OVERVIEW

Cizzle Brands Corporation ("Cizzle Brands" or the "Company"), formed through a reverse take-over in 2024, is committed to health and wellness through innovative beverage and nutrition products. In May 2024, the Company launched CWENCH Hydration, a sports drink designed with natural ingredients and aimed at enhancing athletic performance. CWENCH Hydration contains no sugar, less than 10 calories per serving, and features a mix of 6+ electrolytes, promoting effective hydration. In January 2025, the Company launched SPOKEN Nutrition, a premium brand of athlete-grade nutraceuticals that carry the NSF Certified for Sport® qualification, making SPOKEN products eligible for use by athletes in several major-league and minor-league organizations, as well as the NCAA. In September 2025, the Company launched HappiEats Sport Pasta. HappiEats is the Company’s line of food products whose mission is to fuel high-performing lifestyles with better-for-you products made from real, high-quality ingredients. Sport Pasta is a high-protein, lower glycemic index pasta designed for athletes of all ages.

On December 23, 2025, the Company acquired Flow Water Inc. (which was subsequently renamed Cizzle Brands Manufacturing Inc.), a company which had previously sought creditor protection under the Companies’ Creditors Arrangement Act. This entity operates a manufacturing facility, now known as The CWENCH Hydration Factory. The CWENCH Hydration Factory produces beverages in Tetra Pak packaging (including CWENCH Hydration’s ready-to-drink format), enabling Cizzle Brands to operate both as a branded consumer products company (the “Brands Business”) and as a contract manufacturer (the “Manufacturing Business”). In addition to producing and marketing its owned product portfolio, the Company now provides contract and toll manufacturing services at the CWENCH Hydration Factory to third-party customers utilizing its production capabilities and technical expertise. Under this model, the Company manufactures finished goods on behalf of customers and earns service-based and tolling fees. In providing these services, the Company does not typically assume raw material ownership risk for finished goods, although it may purchase certain ancillary materials used in production. This dual operating model enhances asset utilization and diversifies revenue streams across the Brands Business and the Manufacturing Business.

In February 2026, the Company launched SnakStars Sport Bites, a new high-protein, high-fibre snack created to address a clear gap in the kids’ snack foods.

As part of the Brands Business, Cizzle Brands strategy is to partner with high-profile athletes such as Nathan MacKinnon, Andrew Wiggins, Cole Caufield and Adriana Leon, as well as established and respected doctors, trainers and dieticians such as Andy O’Brien, Dr. Jordan Shallow, Dr. Matt Frakes, Brianne Brown, Ben Prentiss and David Lawrence to develop its products, enhance brand visibility and foster authentic connections with performance-driven consumers. This strategic collaboration is aimed to position the Company as a trusted choice for athletes and health-conscious individuals seeking clean, effective hydration and nutrition options.

Management’s strategy is to become a leader in the health, wellness and hydration markets, leveraging its athlete endorsements and product formulations to differentiate itself from competitors.

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OUTLOOK & STRATEGY

Management’s strategy is to grow the Brands Business and Manufacturing Business while improving operating efficiency and liquidity. For fiscal 2027, the Company’s priorities include expanding distribution for its branded products, improving sales execution, increasing utilization at The CWENCH Hydration Factory and managing operating and financing costs. The Company’s ability to execute these priorities will depend on customer demand, production volumes, retailer and distributor performance, input costs, available liquidity and other risks described in this MD&A.

Consumers are becoming increasingly aware of how unhealthy foods continue to have a significant negative impact on health and quality of life. Globally, obesity rates have tripled since 1975 and increased nearly 33% since 2018. In the US 42.4% of adults and 19.7% of children are classified as obese.1 As a result, the number of people with Type 2 diabetes has increased 5x since 1980,2 with 34.2 million Americans now having Type 2 diabetes2 and rates climbing more steeply in children and young adults. 3

The Company views the primary driver of the changes noted above to be diet, with ultra-processed foods often being rich in added sugars, unhealthy fats, and artificial ingredients. Management believes that sugar has become the new “bad word” in the world of health & wellness.

While some consumers attempt to eat healthier, their choices are often unappetizing, uninspired or expensive. This presents an opportunity for companies like Cizzle Brands with strong branding, quality ingredients, and premium products to succeed, though outcomes will depend on various factors.

These combined trends are why the Company has positioned itself to provide consumers with high-performing alternatives that are healthy, taste great, and meet their needs.

The Brands Business

CWENCH Hydration is the Company’s principal hydration brand and includes ready-to-drink and powdered formats. The brand is positioned in the premium, zero-sugar sports hydration category and contains 10 calories and more than six electrolytes. Future performance will depend on distribution gains, reorder velocity, product mix, trade investment, consumer demand and the Company’s ability to maintain product availability and margins. The CWENCH portfolio also includes CWENCHIE, a smaller, kid-friendly format of CWENCH Hydration, with added Vitamin C, which the Company launched on October 15, 2026.

The Company’s second product line to market is SPOKEN Nutrition, a premium brand of athlete-grade nutraceuticals that carry the prestigious NSF Certified for Sport® qualification, making SPOKEN products eligible for use by athletes in several major-league and minor-league organizations, as well as the NCAA.

The Company’s third product line to market is HappiEats, its line of food products. HappiEats mission is to fuel high-performing lifestyles with better-for-you products made from real, high-quality ingredients. The first product launched under the HappiEats brand is Sport Pasta, a high-protein, lower glycemic index pasta designed for athletes of all ages. The second product is SnakStars Sport Bites, a brand of high-fibre, high-protein snack products fortified with 8g - 12g of protein designed for the youth snack market.

1https://www.who.int/news-room/fact-sheets/detail/obesity-and-overweight

2IFS Diabetes Atlas

3CDC Diabetes Data & Statistics

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The Company continues to evaluate additional products and brand extensions, with launch decisions and timing based on market conditions, consumer demand, retailer interest, product economics, operational capacity and available capital.

To grow the Brands Business, the company has deployed a growth strategy that uses a fly-wheel approach whereby we create aspirational products, used by aspirational people who inspire key adopters to use the products, which then drives mainstream awareness and purchasing decisions.

The initial focus was to generate endorsements from athletes with strong awareness in some of our key demographics. As CWENCH Hydration was formulated by Andy O’Brien to meet the needs of his clients, it has been endorsed by professional athletes, including 2024 National Hockey League (“NHL”) MVP and Colorado Avalanche forward, Nathan MacKinnon, Montreal Canadiens forward, Cole Caufield, National Basketball Association (“NBA”) All-Star and Miami Heat forward, Andrew Wiggins, Toronto Maple Leafs forward and first overall selection in the 2026 NHL Draft, Gavin McKenna, and up-and-coming hockey players Chloe Primerano and Jade Iginla.

Strategically, the launch of SPOKEN Nutrition was designed to fill a void in the nutritional supplements industry with products designed for elite athletes’ needs. Formulated by professional strength and conditioning coaches Andy O’Brien, Dr. Jordan Shallow, Dr. Matt Frakes, Dave Lawrence, Brianne Brown and Ben Prentiss, SPOKEN’s line of supplements are NSF for Sport certified thereby ensuring professional athletes can take them without risk of violating any banned substances rules or regulations. By developing a line of superior nutritional supplements, the Company is able to bring a broad range of athletes into its ecosystem, further its strategy of aspirational products for aspirational people.

To date, the Company’s products have been ordered by more than 21 NHL Teams, 20 Major League Baseball teams, 6 NFL Teams and 4 NBA teams.

At the same time that Cizzle Brands has been developing entrenched relationships with professional athletes and trainers, it has been focused on building awareness in key foundational accounts, with a specific emphasis on youth hockey. It has entered into a sponsorship with the NHL’s Ottawa Senators to become the Official Sports drink of the Senators and to launch a limited-time flavour of CWENCH Hydration called PowerPlay Punch that will be branded with the Senators’ logo and sold in the Capital Region of Canada, as well as a sponsorships with USA Hockey, the national governing body for the sport of ice hockey in the United States that includes more than one million players, coaches, officials and volunteers across the country. In addition, the Company has sponsored over 500 youth hockey teams across Canada, as well as key tournaments and the naming rights to The CWENCH Centre, a Canlan Community, a sports facility in Toronto, Ontario. Subsequent to year end, the Company entered into a three-year agreement with Maple Leaf Sports & Entertainment (“MLSE”) making CWENCH Hydration the Official Sports Drink of the Toronto Maple Leafs and the Toronto Marlies (see “Subsequent Events”).

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Management believes the combined effect of this positioning creates strong brand awareness among key demographics for the Company. To support this, the Company is building a strategic sales channel mix, with initial focus on "points of sweat" (e.g. gyms, arenas, training facilities) and speciality sports retailers, along with selected grocery retailers, to ensure its products are available at locations where our key demographics shop. This helps ensure high velocity of sales while preserving margins.

Cizzle Brands’ products are currently available through a broad network of retail locations across North America and Europe, including Target, Walmart Canada, Sport Chek, Canadian Tire, Pro Hockey Life, LifeTime Fitness, Source for Sports, Metro, Fortinos, London Drugs, Sobeys, Loblaws, Real Canadian Superstore, Circle K, PetroCanada and other leading retailers. CWENCH Hydration is also being distributed by a number of major distributors, including Van Houtte Coffee Services Inc., a subsidiary of Keurig Dr. Pepper.

As the brand presence of CWENCH Hydration expands, management intends to further diversify the Company’s sales channel mix by increasing penetration into additional grocery retailers, convenience outlets, gas stations, pharmacies, wholesale clubs, food service providers, and online sales platforms throughout North America and Europe. This strategy is designed to enhance product accessibility across a broad spectrum of consumer touchpoints, thereby supporting volume growth and meeting the needs of multiple market segments.

The Manufacturing Business

The CWENCH Hydration Factory adds contract and toll manufacturing capabilities to the Company’s operations and made a contribution to the Company’s fiscal 2026 revenue and Adjusted EBITDA. Management’s priorities are to build on this year’s performance by growing third-party volumes, increasing capacity utilization and production efficiency, and improving fixed-cost absorption. The Factory also enables the Company to produce certain owned products internally. Future results will depend on customer demand and production volumes, plant performance, input availability and operating costs.

The acquisition expanded the Company’s operating capabilities. The discussion below addresses actual operating performance during the reporting period and does not include anticipated integration benefits or synergies.

Acquisition of the Manufacturing Business

For accounting purposes under IFRS 3, the consideration transferred for the Manufacturing Business was approximately $35.8 million, subject to customary post-closing and working capital adjustments. This amount differs from the approximately $83.75 million transaction value disclosed in other transaction materials, which was determined on a different basis and included amounts not treated as consideration transferred for purchase-price accounting purposes. The acquisition was financed through a senior secured credit facility with Orion Infrastructure Capital (the “OIC Credit Facility”), the Convertible Debentures, the VTB Note and the concurrent December 2025 private placement. The acquisition has been accounted for as a business combination under IFRS 3, Business Combinations, and the results of the Manufacturing Business have been consolidated from the acquisition date. Transaction costs were expensed.

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On acquisition, the Company recognized property and equipment of $28.4 million, right-of-use assets of $20.3 million and goodwill of $25.6 million and a customer relationships intangible asset of $29.0 million. Goodwill represents the sales and growth potential of the Manufacturing Business and is not deductible for tax purposes. On September 18, 2026, the Company filed a Business Acquisition Report in respect of the acquisition (see “Subsequent Events”).

Fair Value of Net Assets Acquired
Contract Asset	$952,333
Inventory	306,407
Prepaid Expenses	480,608
Property and Equipment	28,405,000
Right-of-Use Assets	20,336,133
Goodwill	25,574,339
Intangibles	29,000,000
Trade and other payables	(4,108,110)
Lease obligations	(19,936,133)
Loan	(45,201,641)
Purchase consideration transferred	$35,808,936

Purchase Consideration
Cash Consideration	13,558,936
VTB Note	22,250,000
$35,808,936

Q4 AND FISCAL 2026 HIGHLIGHTS

Fourth Quarter of Fiscal 2026

•	Appointed David Giancoulos to the Board of Directors, effective May 1, 2026.

•	Completed a US$6.7 million senior secured convertible note financing with Ascent in May 2026 (see “Fourth Quarter Financing Activities”).

•	Issued a C$1.0 million unsecured convertible note in May 2026 in exchange for a previously issued promissory note, which the holder converted in full into 2,857,143 common shares (see “Fourth Quarter Financing Activities”).

•	Launched a limited edition Draft Day Blue CWENCH Hydration flavour in June 2026.

•	Settled approximately $0.5 million of indebtedness, including the Wingfield secured promissory note, through the issuance of an aggregate of 1,552,595 common shares at a deemed price of $0.32 per share.

•	Q4 2026 revenue increased 211% to $12.3 million from $4.0 million in Q4 2025.

•	Q4 2026 gross profit was $4.3 million, compared with $2.3 million in Q4 2025; gross margin was 35%, compared with 58%.

•	Q4 2026 Adjusted EBITDA was $0.6 million, compared with a loss of $2.5 million in Q4 2025.

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Fiscal 2026

•	Grew to more than 6,900 points of distribution as at August 19, 2026.

•	Fiscal 2026 revenue increased 153% to $33.4 million from $13.2 million in fiscal 2025.

•	Fiscal 2026 gross profit was $13.1 million, compared with $7.5 million in fiscal 2025; gross margin was 39%, compared with 57%.

•	Fiscal 2026 Adjusted EBITDA loss improved by $4.7 million to $4.2 million, compared with $8.9 million in fiscal 2025.

•	Appointed Ndamukong Suh, Michael Doolan and Geoff Bedford to the Board of Directors in August 2025.

•	Established the eCapital Facility in August 2025, a three-year secured revolving credit facility with borrowing limits of $4.0 million and US$0.85 million with eCapital Asset Based Lending Corp., to provide non-dilutive working capital to support the Brands Business.

•	Launched HappiEats Sport Pasta in September 2025.

•	Filed a short form base shelf prospectus on October 7, 2025, qualifying the distribution of up to $150 million of securities over the following 25 months.

•	Acquired Flow Water Inc. (renamed Cizzle Brands Manufacturing Inc.) and its Aurora beverage manufacturing facility on December 23, 2025. The acquisition was financed through a senior secured credit facility, a C$22.25 million VTB Note, C$7.5 million of convertible notes and a $4.8 million private placement.

•	Launched the Miracle On Ice CWENCH Hydration flavour in partnership with USA Hockey and under a trademark licence from Miracle On Ice, LLC, and the Golden Berry flavour in partnership with Nathan MacKinnon, in January 2026.

•	Became the official sports drink of USA Lacrosse in January 2026 and of the New York State Amateur Hockey Association in February 2026.

•	Launched SnakStars Sport Bites in February 2026.

•	Secured the Company’s first national retail listing in the United States in February 2026, at 109 Target locations and on Target.com.

•	Expanded Canadian distribution in February 2026 through launches at more than 170 Save-On-Foods locations and approximately 180 Canadian Tire Gas+ locations.

•	Expanded Canadian distribution in April 2026 through launches at 197 Walmart Canada locations and approximately 400 Loblaws and Real Canadian Superstore locations.

•	Received a UNFI Canada award in April 2026 for the fastest growth in average monthly case movement since launch.

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OUR FINANCIAL MODEL

The Company’s financial model is structured to support ongoing investment in order to generate sustainable, high-margin growth over the long term. The Company’s strategic focus is on developing and marketing premium, innovative products that command robust pricing and margin profiles. This is achieved through continued investment in brand development, operational systems, and distribution channels. Strategic partnerships with key athletes, customers, and suppliers are intended to enhance credibility and extend market reach. By prioritizing product quality, innovation, and the cultivation of strong network relationships, management believes it is establishing a solid platform for durable value creation and future expansion.

Net Sales

Revenue is recognized across three primary channels: Retail / Wholesale sales to distributors and retailers, Direct-to-Consumer transactions via e-commerce platforms, and Contract Manufacturing services, with revenue derived from service based tolling fees.

For sales to Retail / Wholesale and Direct-to-Consumer, the Company recognizes revenue in accordance with IFRS 15, Revenue from Contracts with Customers. Revenue is measured at the amount of consideration to which the Company expects to be entitled in exchange for transferring goods or services to customers, net of applicable sales taxes, discounts, and allowances. The Company’s contracts with customers generally include a single performance obligation: the delivery of goods purchased. The Company does not provide significant after-sale services or rights of return. The Company’s customer loyalty points programme, which allows customers to accumulate points that can be redeemed for free products or price reductions, gives rise to a separate performance obligation; a portion of the transaction price is allocated to the loyalty points awarded and recognized as a contract liability until the points are redeemed.

Most products are manufactured in Canada and the U.S., with select specialty items sourced from Italy and China. Revenue is monitored by region: Canada, USA, and Other. Distribution strategies are adapted to each market, with growth expected in Canadian mass merchandise and club channels, and a targeted approach in U.S. hockey-focused areas. Cizzle Brands maintains strong visibility online and at retail locations, leveraging its own websites and third-party platforms to drive ongoing e-commerce expansion.

The Company’s Manufacturing segment generates revenue primarily from toll manufacturing and co-packing services, under which customers supply raw materials and the Company processes and packages finished goods on their behalf. Revenue is recognized at a point in time, when the finished product has successfully passed quality control inspection and has been made available for collection at the agreed delivery point, consistent with the contract terms, representing the point at which control transfers to the customer. Certain contracts include variable consideration, such as volume-based and early-payment discounts, which are estimated using the most likely amount method and included in revenue only to the extent that it is highly probable that a significant reversal will not occur.

The Company recognizes revenue in accordance with IFRS 15 when control of the goods or services is transferred to the customer. For contract manufacturing services, this generally occurs when production is completed, the goods have passed quality control inspection, and the goods have been made available for collection at the agreed delivery point in accordance with the contract terms.

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Cost of Sales

Cost of Sales includes the purchase price of the product, procurement and manufacturing costs, as well as expenses required to prepare the product for sale. Such expenses may encompass inbound freight, handling, conversion costs, and other costs directly attributable to bringing the product into a sellable condition. Cost of Sales also include depreciation and amortization related to the Company’s manufacturing equipment and warehouse facility used in the production process.

Gross Profit

Management defines “Gross Profit” as Net Sales less Cost of Sales. This metric offers essential insight into the Company’s core operating results before accounting for operating expenses. Gross profit serves as a valuable indicator of overall business performance, helping management assess operating efficiency and profitability. Maintaining strong gross profit is crucial for supporting ongoing investment in our brands, enabling the Company to innovate, enhance product quality, and drive long-term growth.

Gross Margin

Gross Margin is calculated by dividing Gross Profit by Net Sales. Expressed as a percentage, Gross Margin reflects the proportion of revenue that remains after cost of sales are covered, providing a clear measure of the Company’s ability to manage costs relative to sales. This metric enables management to evaluate pricing strategies, cost controls, and the Company’s competitive position, supporting broader decisions that strengthen financial health and future prospects.

Marketing

Marketing spend refers to the total investment allocated towards promotional activities that are designed to build brand awareness, encourage trial, and reinforce recognition of our product quality and market positioning. These expenditures are strategically directed to enhance our brand’s visibility, attract new consumers, and support our reputation for excellence in the marketplace. By investing in marketing, we aim to drive long-term growth and strengthen our competitive standing through consistent and impactful brand-building initiatives.

Selling, General and Administrative

SG&A expenses consist of salaries and benefits for employees, research and development activities, transportation and distribution costs, and professional fees such as legal, audit, and consulting services. These costs support day-to-day business operations, innovation, product delivery, and regulatory compliance, ensuring the business is ready to scale and respond to future growth opportunities.

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Share-based Compensation

Share-based compensation refers to the options, warrants and shares that the company grants to its employees and contractors as part of their overall remuneration. These awards are typically provided in exchange for services rendered and serve as an incentive for retention and performance. By offering equity-based incentives, the Company aligns the interests of our workforce with those of our shareholders, encouraging long-term value creation and commitment.

Foreign Exchange Loss

Foreign exchange gain or loss reflects the impact of currency conversion costs incurred during the period when transacting in foreign currencies.

Depreciation and Amortization

Depreciation and amortization allocate the costs of fixed, intangible, and right-of-use assets over their useful lives using standard accounting methods. This depreciation and amortization expense presented within operating expenses excludes amounts recorded in cost of sales related to manufacturing assets.

Other Income (Expenses)

Other Income includes any earnings that do not fit into the main income streams. This category is intended to capture occasional or irregular income that contributes to the total financial picture.

Change in Fair Value

Change in fair value represents gains or losses arising from the remeasurement of certain financial liabilities recorded at fair value through profit or loss, including convertible debt and warrant liabilities, in accordance with IFRS 9 Financial Instruments. The valuation of these instruments is affected by market-based and instrument-specific inputs, including the Company’s share price and volatility, expected term, interest rates, contractual conversion and repayment features, and foreign exchange rates. An increase in the estimated liability is recorded as a loss, while a decrease is recorded as a gain. These remeasurement amounts are generally non-cash in the period recognized and do not represent an equivalent current-period cash outflow, although the underlying instruments may result in future cash payments, share issuances or dilution in accordance with their terms.

Listing Expense

Listing Fees represent shares issued in connection with the RTO, recorded at fair value as a non-cash expense.

Finance Costs (net)

Finance costs (net) includes interest expense on the Company’s debt and costs associated with financing activities, including transaction costs incurred in connection with arranging the debt facilities and acquisition related financing.

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EBITDA Loss

EBITDA Loss is calculated as our net loss, excluding depreciation, amortization, and interest expense. EBITDA Loss is a non-IFRS financial measure. We use EBITDA Loss to provide a clearer view of our operating performance and cash flow.

Adjusted EBITDA Loss

Adjusted EBITDA builds on the EBITDA Loss metric by further excluding certain non-cash and non-recurring items to better reflect our ongoing operating performance. In addition to removing depreciation, amortization, and interest expense, Adjusted EBITDA also excludes share-based compensation. This adjustment is made to provide clarity on our core earnings by eliminating fluctuations related to expenses paid that do not impact our cash position.

We also exclude other financing costs associated with acquisitions, including transaction costs incurred in connection with arranging debt facilities and acquisition-related financing. These items are removed to ensure Adjusted EBITDA reflects only our core, recurring operating performance.

In addition, Adjusted EBITDA excludes any gains or losses arising from the change in fair value of debt instruments. These amounts, which result from periodic remeasurement under IFRS 9, do not represent ongoing cash operating results and are excluded to present a clearer picture of underlying profitability.

Furthermore, Adjusted EBITDA excludes the impact of foreign exchange (forex) gains or losses. These fluctuations can arise from the translation of monetary assets and liabilities denominated in foreign currencies and do not necessarily reflect the underlying operating performance of our business.

We also adjust for one-time legal and stock-related expenses that are non-recurring, such as legal costs associated with significant corporate transactions. By excluding these items, which are not expected to be ongoing, Adjusted EBITDA provides investors and management with a more consistent and comparable measure of our recurring operating profitability and cash flow generation ability.

Adjusted EBITDA is a non-IFRS financial measure, and while it is used, it should not be considered as a substitute for net income or cash flows from operating activities as determined in accordance with IFRS.

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SELECTED ANNUAL INFORMATION

The following table sets out selected financial information of the Company for the three most recently completed fiscal years, derived from the audited consolidated financial statements.

	Year Ended July 31
	2026	2025	2024*
	$	$	$
Net Sales	$33,366,433	$13,184,554	$2,072,317
Loss and Comprehensive Loss	$(42,399,147)	$(13,858,831)	$(4,557,491)
Loss per share, basic and diluted	$(0.19)	$(0.07)	$(0.03)
Weighted average number of shares outstanding (basic and diluted)	219,983,783	193,338,589	160,583,499
Total assets	$122,833,446	$18,007,344	$12,284,284
Long term loans	$57,654,795	$-	$-
Lease liabilities (non-current)	$15,689,689	$32,187	$88,298

*For the period from January 10, 2024 (the date of incorporation of Cizzle Brands Ltd) to July 31, 2024

The increase in net sales, total assets and non-current financial liabilities in fiscal 2026 primarily reflects the acquisition of the Manufacturing Business in December 2025 and the related acquisition financing. The increase in net loss primarily reflects non-cash changes in the fair value of the Company’s debt and warrant liabilities, finance costs and foreign exchange losses associated with the acquisition financing. The Company has not declared or paid any dividends.

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RESULTS FROM OPERATIONS – FOURTH QUARTER ENDED JULY 31, 2026

	Three Months Ended July 31
	2026		2025
	$	% of Net Sales	$	% of Net Sales
Net Sales	12,317,104	100%	$3,960,435	100%
Cost of Sales	(8,016,577)	-65%	(1,674,383)	-42%
Gross Profit	4,300,527	35%	2,286,052	58%

Expenses
Marketing	(1,324,786)	-11%	(1,865,830)	-47%
Selling, General and Administrative	(5,292,131)	-43%	(3,161,136)	-80%
Share Based Compensation	(89,534)	-1%	(1,249,759)	-32%
Foreign Exchange Gain (Loss)	(2,070,087)	-17%	26,062	1%
Depreciation and Amortization	(3,537,391)	-29%	(160,614)	-4%
Total Expenses	(12,313,929)	-100%	(6,411,277)	-162%

Other Income (Expense)	(119,927)	-1%	(559,291)	-14%
Change in Fair value	(15,543,206)	-126%	-	0%
Finance costs (net)	(1,099,120)	-9%	-	0%
Loss before taxes	(24,775,655)	-201%	(4,684,516)	-118%

Provision for taxes	(24,994)	0%	-	0%
Loss and Comprehensive Loss	(24,800,649)	-201%	(4,684,516)	-118%

Loss per share, basic and diluted	$(0.11)		$(0.02)
Weighted average number of shares outstanding (basic and diluted)	225,963,549		195,617,880
EBITDA	(18,093,235)		(4,476,740)
Adjusted EBITDA	626,095		(2,476,137)

1.	Net Sales

Revenue for the fourth quarter increased 211% year-over-year to $12.3 million ($4.0 million in Q4 2025), driven primarily by $9.9 million of contract manufacturing revenue from the Manufacturing Business, which was acquired in December 2025 and therefore had no contribution in the prior-year period. Within the Brands Business, revenue declined to $2.5 million ($4.0 million in Q4 2025), primarily due to lower Canadian distributor sales from the non-repeat of prior-year pipe fill orders, lower sales through specialty retailers, lower CWENCH non-consumable sales, and higher trade investment, including listing fees and other customer programs and promotional offers. Lower U.S. distributor and wholesale sales also contributed to the decline. These factors were partially offset by growth in SPOKEN and HappiEats.

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2.	Cost of Sales

The Company incurred cost of sales of $8.0 million ($1.7 million in Q4 2025), or 65% of revenue for the three months ended July 31, 2026 (42% in Q4 2025). During the fourth quarter, cost of sales increased, largely driven by the acquisition of the Manufacturing Business ($6.6 million). Within the Brands Business, margins declined as a result of higher trade investment and a shift in mix toward the 30-count CWENCH Sticks format, which carries a higher unit cost. Included in cost of sales is approximately $2.2 million of depreciation and amortization related to the Manufacturing Business.

Excluding approximately $2.2 million of depreciation and amortization included in cost of sales, cost of sales would have been approximately $5.8 million, or 47% of revenue, and gross margin before depreciation and amortization would have been approximately 53%. Gross margin before depreciation and amortization is a non-IFRS financial measure and should not be considered a substitute for gross margin determined in accordance with IFRS.

3.	Marketing Expenses

The Company incurred marketing expenses totalling $1.3 million ($1.9 million in Q4 2025). The decrease primarily reflected lower advertising, production, customer marketing and sample spending, partially offset by higher partnership spending from new agreements and contractual year-two increases under existing agreements.

4.	Selling, General and Administrative Expenses

In the three months ended July 31, 2026, the Company recorded selling, general and administrative (SG&A) expenses totalling $5.3 million ($3.2 million in Q4 2025). The increase was primarily attributable to the Manufacturing Business, which was acquired in December 2025 and therefore had no expenses in the prior-year period. Brands Business SG&A was consistent with the prior-year period, as higher salaries and benefits and higher third-party warehousing costs were offset by lower research and development, professional fees and other operating expenses.

5.	Share Based Compensation

Share-based compensation expense for the three months ended July 31, 2026 was $0.1 million ($1.2 million in Q4 2025). This figure reflects the cost of equity instruments, including stock options, RSUs, and shares granted to employees as part of the Company’s overall remuneration and retention programs. Option expense is estimated using the Black-Scholes model, while RSUs and issued shares are valued based on the share price at the grant or issuance date. The decrease in share-based compensation reflects the front-loaded expense pattern of the Company’s graded-vesting options. Expense is highest in the year of grant, when all tranches are being expensed, and declines as tranches fully vest. Fewer new options were granted in fiscal 2026 than in fiscal 2025. The expense is non-cash.

6.	Foreign Exchange Gain (Loss)

The Company recorded a foreign exchange loss of $2.1 million during the quarter (gain of less than $0.1 million in Q4 2025), primarily related to the revaluation of US dollar denominated debt associated with the acquisition financing.

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7.	Depreciation and Amortization

Depreciation and amortization was $3.5 million ($0.2 million in Q4 2025). The increase primarily reflects catch-up amortization of acquisition-related intangible assets recognized under the revised purchase price allocation, covering the period from the December 23, 2025 acquisition of Cizzle Brands Manufacturing Inc. (“CBMI”). This amount excludes approximately $2.2 million of depreciation and amortization related to the Manufacturing Business that is included in cost of sales.

8.	Other Income / (Expense)

Other expense of $0.1 million in Q4 2026 (other expense of $0.6 million in Q4 2025) was primarily driven by a loss on the share-based settlement of debt.

9.	Change in Fair Value

In Q4, the Company recorded a loss of $15.5 million on the change in fair value of its debt instruments (nil in Q4 2025). The loss principally reflected increases in the estimated fair values of the K2 and Fattore convertible notes and the Ascent note and warrant liabilities, together with changes in the OIC debt and warrant liabilities. The valuations incorporated the instruments’ contractual conversion, repayment and warrant terms and market-based inputs at July 31, 2026. The loss is a non-cash accounting remeasurement in the quarter and is separate from interest expense and financing cash flows. Management therefore considers Adjusted EBITDA, together with the Company’s liquidity, debt maturities and operating cash flows, when assessing underlying operating performance; however, the related instruments remain obligations and may result in future cash settlement or dilution under their contractual terms.

10.	Finance Costs (net)

In Q4, finance costs (net) totalled $1.1 million (nil in Q4 2025), comprising $0.9 million of interest expense on the Company’s debt and right-of-use assets and $0.2 million of other financing-related costs and charges associated with debt facilities and acquisition financing activities.

11.	EBITDA and Adjusted EBITDA

	Three Months Ended July 31
	2026	2025
Net Loss	$(24,800,649)	$(4,684,516)
Interest Expense	929,497	47,162
Deferred Tax Expense	24,994	-
Depreciation and Amortization	5,752,922	160,614
EBITDA	(18,093,235)	(4,476,740)

Share Based Compensation	89,534	1,249,759
Foreign Exchange	2,070,087	(26,062)
RTO & Listing Expense	-	-
Change in fair value	15,543,206	-
Other Finance Costs	169,623	-
Other Expense (Income)	119,927	559,291
Corporate Development Costs	726,954	217,615
Adjusted EBITDA	626,095	(2,476,137)

www.cizzlebrands.com	Page 16

The Company reported Adjusted EBITDA of $0.6 million for Q4 2026, compared to a $(2.5) million loss in Q4 2025. The year-over-year improvement in Adjusted EBITDA primarily reflects the contribution from the Manufacturing Business and lower marketing expenditures during the quarter, partially offset by lower gross profit in the Brands Business. The net loss for the quarter was $24.8 million ($4.7 million in Q4 2025), primarily reflecting non-cash changes in fair value, finance costs and foreign exchange losses associated with the Company’s acquisition financing.

12.	Segment Information

Sales by region and channel are classified based on the location and type of the Company’s direct customer, not the location of ultimate consumption or use; accordingly, sales classified as Canadian may relate to products subsequently exported to the United States.

For the quarter ended July 31, 2026, 91% of the Company's total sales were in Canada (64% in Q4 2025). By channel, and in each case as a percentage of total sales, Retail/Wholesale accounted for 16% (92% in Q4 2025), Contract Manufacturing accounted for 80% (0% in Q4 2025), and direct-to-consumer for 3% (8% in Q4 2025). Sales to the United States and other countries comprised the remaining 9% (36% in Q4 2025). Retail/Wholesale, Consumer (direct-to-consumer) and Manufacturing (contract manufacturing) are the Company’s three reportable segments, as disclosed in Note 23 of the audited consolidated financial statements.

	For the Three Months Ended July 31, 2026
	Retail /	Contract
	Wholesale	Manufacturing	Consumer	Total
Canada	$1,196,470	$9,865,472	$87,009	$11,148,951	91%
United States	$750,793	$-	$341,546	$1,092,339	9%
Other	$75,814	$-	$-	$75,814	1%
Total Segmented Revenues	$2,023,076	$9,865,472	$428,555	$12,317,104	100%
	16%	80%	3%	100%

	For the Three Months Ended July 31, 2025
	Retail /	Contract
	Wholesale	Manufacturing	Consumer	Total
Canada	$2,444,397	$-	$97,981	$2,542,378	64%
United States	$1,044,600	$-	$227,988	$1,272,588	32%
Other	$145,469	$-	$-	$145,469	4%
Total Segmented Revenues	$3,634,466	$-	$325,969	$3,960,435	100%
	92%	0%	8%	100%

Contract manufacturing revenue generated by the Manufacturing Business was $9.9 million for the quarter, compared to no contribution in the prior-year period. Within the Brands Business, revenue in the United States decreased by $0.2 million, as growth in e-commerce and SPOKEN was offset by lower distributor sales. In Canada, Retail/Wholesale sales declined by $1.2 million year over year, primarily due to the absence of significant distributor orders recognized in the prior-year period and higher trade investment.

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RESULTS FROM OPERATIONS – YEAR ENDED JULY 31, 2026

	Year Ended July 31
	2026		2025
	$	% of Net Sales	$	% of Net Sales
Net Sales	$33,366,433	100%	$13,184,554	100%
Cost of Sales	(20,262,212)	-61%	(5,638,663)	-43%
Gross Profit	13,104,221	39%	7,545,891	57%

Expenses
Marketing	(5,224,013)	-16%	(5,798,961)	-44%
Selling, General and Administrative	(17,133,677)	-51%	(11,310,731)	-86%
Share Based Compensation	(1,723,943)	-5%	(2,712,828)	-21%
Foreign Exchange Gain (Loss)	(1,478,773)	-4%	(38,153)	0%
Depreciation and Amortization	(4,013,476)	-12%	(625,277)	-5%
Total Expenses	(29,573,882)	-89%	(20,485,950)	-155%

Other Income (Expense)	17,716	0%	(418,772)	-3%
Change in Fair value	(18,095,357)	-54%	-	0%
Listing Expense	-	0%	(500,000)	-4%
Finance costs (net)	(7,826,851)	-23%	-	0%
Loss before taxes	(42,374,153)	-127%	(13,858,831)	-105%

Provision for taxes	(24,994)	0%	-	0%
Loss and Comprehensive Loss	(42,399,147)	-127%	(13,858,831)	-105%

Loss per share, basic and diluted	$(0.19)		$(0.07)
Weighted average number of shares outstanding (basic and diluted)	219,983,783		193,338,589
EBITDA	(29,314,230)		(13,166,846)
Adjusted EBITDA	(4,181,400)		(8,898,558)

13.	Net Sales

For the year ended July 31, 2026, revenue increased 153% to $33.4 million ($13.2 million in fiscal 2025), primarily attributable to $21.5 million of contract manufacturing revenue from the Manufacturing Business, which had no contribution in the prior-year period. Brands Business revenue was $11.8 million ($13.2 million in fiscal 2025). The decline in the Brands Business primarily reflected lower Canadian distributor sales, the non-repeat of prior-year pipe fill orders and higher trade investment. These declines were partially offset by new Canadian retail listings, growth in U.S. distributor and e-commerce channels, growth in SPOKEN, and the launch of HappiEats.

14.	Cost of Sales

For the year ended July 31, 2026, cost of sales was $20.3 million, or 61% of revenue, compared with 43% in the prior-year period. The increase primarily reflected the addition of the Manufacturing Business, which contributed incremental production costs, including $4.0 million of equipment and facility depreciation and amortization. The year-over-year comparison was also affected by the absence of supplier rebates recorded in the first quarter of the prior year, higher co-packing costs associated with displayers in the current year, royalties on partnership SKUs and a shift in mix toward the higher-cost 30-count CWENCH Sticks format. In addition, higher trade spending reduced net revenue realization, resulting in cost of sales representing a higher percentage of revenue than in the prior-year period.

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Excluding approximately $4.0 million of depreciation and amortization included in cost of sales, cost of sales would have been approximately $16.3 million, or 49% of revenue, and gross profit before depreciation and amortization would have been approximately $17.1 million, representing a gross margin before depreciation and amortization of approximately 51%. Gross profit and gross margin before depreciation and amortization are non-IFRS financial measures and should not be considered substitutes for gross profit or gross margin determined in accordance with IFRS.

15.	Marketing Expenses

The Company incurred marketing expenses totalling $5.2 million ($5.8 million in fiscal 2025). The decrease primarily reflected lower advertising, production, customer marketing and sample spending, partially offset by higher partnership, digital and trade marketing spending. The increase in partnership spending reflected new agreements and contractual year-two increases under existing agreements.

16.	Selling, General and Administrative Expenses

For the year ended July 31, 2026, selling, general and administrative expenses were $17.1 million, compared with $11.3 million in the prior-year period. The increase was primarily attributable to the Manufacturing Business, which was acquired in December 2025 and therefore had no expenses in the prior-year period. Within the Brands Business, SG&A increased modestly as higher salaries and benefits, third-party warehousing and e-commerce platform costs within Building and IT, and professional fees were partially offset by lower research and development and other operating expenses.

17.	Share Based Compensation

Share-based compensation expense for the year ended July 31, 2026 was $1.7 million ($2.7 million in fiscal 2025). This figure reflects the cost of equity instruments, including stock options, RSUs, and shares granted to employees as part of the Company’s overall remuneration and retention programs. Option expense is estimated using the Black-Scholes model, while RSUs and issued shares are valued based on the share price at the grant or issuance date.

18.	Foreign Exchange Gain (Loss)

The Company recorded a foreign exchange loss of $1.5 million for the year (less than $0.1 million in fiscal 2025), primarily related to the revaluation of US dollar denominated debt associated with the acquisition financing, reflecting a loss of $2.1 million in the fourth quarter, partially offset by foreign exchange gains earlier in the year.

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19.	Depreciation and Amortization

Depreciation and amortization was $4.0 million, compared with $0.6 million in fiscal 2025. The increase primarily reflects amortization of acquisition-related intangible assets recognized in connection with the acquisition of Cizzle Brands Manufacturing Inc. (“CBMI”). This amount excludes approximately $4.0 million of depreciation and amortization related to the Manufacturing Business that is included in cost of sales.

20.	Other Income / (Expense)

Other income of less than $0.1 million (other expense of $0.4 million in fiscal 2025) reflects other income recognized earlier in the year, including gains from the sale of non-core vending machines, largely offset by other expense of $0.1 million in the fourth quarter, primarily a loss on the share-based settlement of debt.

21.	Change in Fair Value

For the year ended July 31, 2026, the Company recorded a loss of $18.1 million on the change in fair value of its debt instruments (nil in fiscal 2025). The loss primarily arose from the remeasurement of the K2 and Fattore convertible notes, the OIC senior debt and related warrants, and the Ascent convertible note and warrants. For the year, the loss reflected fair value losses of approximately $5.4 million on the OIC senior debt, approximately $5.4 million on the K2 and Fattore convertible notes, approximately $3.8 million on the Ascent note and approximately $3.5 million on the warrant liabilities, comprising approximately $2.6 million on the Ascent Warrants, $0.7 million on the OIC Warrants and $0.2 million on the Convertible Note Warrants. The amounts for the Ascent note and warrants include $1.0 million of deferred day-one difference recognized in profit or loss. As at July 31, 2026, $6.9 million of day-one difference on the Ascent note and warrants remained deferred and will be recognized in change in fair value over the remaining terms of those instruments, or earlier on their conversion, exercise or repayment. These valuations reflect contractual terms and market inputs at the measurement date and can fluctuate materially between reporting periods. The resulting loss increased the reported net loss but was non-cash in fiscal 2026 and did not represent an equivalent use of cash during the year. Management reviews the charge separately from operating performance because it is excluded from Adjusted EBITDA, while continuing to monitor the underlying debt service, maturity, conversion and dilution implications of the instruments.

22.	Finance Costs (net)

For the year ended July 31, 2026, finance costs (net) were $7.8 million (nil in fiscal 2025), comprising $3.8 million of interest expense on the Company’s debt and right-of-use assets and $4.0 million of other financing-related costs and charges associated with debt facilities and acquisition financing activities.

23.	EBITDA and Adjusted EBITDA

The Company reported an Adjusted EBITDA loss of $(4.2) million for the year ended July 31, 2026, compared to $(8.9) million in the prior year. The $4.7 million improvement primarily reflects the contribution of the Manufacturing Business since its acquisition in December 2025 and lower marketing expenses, partially offset by lower gross profit in the Brands Business. The net loss for the year was $42.4 million ($13.9 million in fiscal 2025), reflecting non-cash changes in fair value of $18.1 million, finance costs of $7.8 million and foreign exchange losses associated with the Company’s acquisition financing.

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	Year Ended July 31
	2026	2025
Net Loss	$(42,399,147)	$(13,858,831)
Interest Expense	5,036,901	66,708
Deferred Tax Expense	24,994	-
Depreciation and Amortization	8,023,022	625,277
EBITDA	(29,314,230)	(13,166,846)

Share Based Compensation	1,723,943	2,712,828
Foreign Exchange	1,478,773	38,153
RTO & Listing Expense	-	880,920
Change in fair value	18,095,357	-
Other Finance Costs	2,789,950	-
Other Expense (income)	(17,716)	418,772
Corporate Development Costs	1,062,523	217,615
Adjusted EBITDA	(4,181,400)	(8,898,558)

24.	Segment Information

Sales by region and channel are classified based on the location and type of the Company’s direct customer, not the location of ultimate consumption or use; accordingly, sales classified as Canadian may relate to products subsequently exported to the United States.

	For the Year Ended July 31, 2026
	Retail /	Contract
	Wholesale	Manufacturing	Consumer	Total
Canada	$5,472,114	$21,541,535	$461,031	$27,474,679	82%
United States	3,979,846	-	1,426,214	$5,406,059	16%
Other	485,694	-	-	$485,694	1%
Total Segmented Revenues	$9,937,654	$21,541,535	$1,887,244	$33,366,433	100%
	30%	65%	6%	100%

	For the Year Ended July 31, 2025
	Retail /	Contract
	Wholesale	Manufacturing	Consumer	Total
Canada	$8,388,430	$-	$410,655	$8,799,085	67%
United States	2,906,003	-	577,888	$3,483,891	26%
Other	901,578	-	-	$901,578	7%
Total Segmented Revenues	$12,196,011	$-	$988,543	$13,184,554	100%
	93%	0%	7%	100%

www.cizzlebrands.com	Page 21

For the year ended July 31, 2026, 82% of the Company's total sales were in Canada (67% in fiscal 2025). By channel, and in each case as a percentage of total sales, Retail/Wholesale accounted for 30% (93% in fiscal 2025), Contract Manufacturing for 65% (0% in fiscal 2025), and direct-to-consumer for 6% (7% in fiscal 2025). Sales to the United States and other countries comprised the remaining 18% (33% in fiscal 2025).

Manufacturing drove growth in fiscal 2026, with the Manufacturing Business contributing revenues of $21.5 million, compared to none last year, highlighting the positive financial impact of the acquisition. This integration is expected to support long-term goals.

Within the Brands Business, revenue in the United States increased by $1.9 million, or 55%, year over year, supported primarily by sales through distributor and e-commerce channels, led by SPOKEN and CWENCH ready-to-drink products. Revenue in international markets was $0.4 million lower than the prior-year period, reflecting reduced opportunistic sales. In Canada, Brands Business revenue declined by $2.9 million as the Company lapped significant pipe-fill orders recognized in the prior year, partially offset by new listings at Loblaws and Sobeys. Fiscal 2026 results therefore reflected growth in the United States, offset by lower contribution from international markets and the Canadian retail and wholesale channel.

SUMMARY OF QUARTERLY RESULTS

The following table sets out selected unaudited quarterly financial information for the eight most recently completed quarters.

	Three Months Ended
	2026					2025
	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q3	Q4	FY
Net Sales	$3,300,153	$5,131,580	$12,617,596	$12,317,104	$33,366,433	$2,790,934	$2,856,072	$3,577,113	$3,960,435	$13,184,554
Cost of Sales	(1,534,047)	(3,487,046)	(7,224,542)	(8,016,577)	(20,262,212)	(1,040,653)	(1,216,689)	(1,706,938)	(1,674,383)	(5,638,663)
Gross Profit	1,766,106	1,644,534	5,393,054	4,300,527	13,104,221	1,750,281	1,639,383	1,870,175	2,286,052	7,545,891

Expenses
Marketing	(1,485,704)	(1,278,673)	(1,134,850)	(1,324,786)	(5,224,013)	(1,366,047)	(976,396)	(1,590,688)	(1,865,830)	(5,798,961)
Selling, General and Administrative	(3,148,554)	(3,304,890)	(5,388,102)	(5,292,131)	(17,133,677)	(2,684,802)	(2,887,742)	(2,577,051)	(3,161,136)	(11,310,731)
Share Based Compensation	(770,387)	(476,035)	(387,987)	(89,534)	(1,723,943)	(370,388)	(455,462)	(637,219)	(1,249,759)	(2,712,828)
Foreign Exchange Gain (Loss)	(15,701)	771,307	(164,292)	(2,070,087)	(1,478,773)	(882)	(15,876)	(47,457)	26,062	(38,153)
Depreciation and Amortization	(158,109)	(158,545)	(159,431)	(3,537,391)	(4,013,476)	(198,185)	(195,060)	(71,418)	(160,614)	(625,277)
Total Expenses	(5,578,455)	(4,446,836)	(7,234,662)	(12,313,929)	(29,573,882)	(4,620,304)	(4,530,536)	(4,923,833)	(6,411,277)	(20,485,950)

Other Income	125,601	11,112	930	(119,927)	17,716	6,773	124,348	9,398	(559,291)	(418,772)
Change in Fair value	-	118,574	(2,670,725)	(15,543,206)	(18,095,357)	-	-	-	-	-
Listing Expense	-	-	-	-	-	-	(500,000)	-	-	(500,000)
Finance costs (net)	(59,605)	(2,540,054)	(4,128,072)	(1,099,120)	(7,826,851)	-	-	-	-	-
Loss before taxes	(3,746,353)	(5,212,670)	(8,639,475)	(24,775,655)	(42,374,153)	(2,863,250)	(3,266,805)	(3,044,260)	(4,684,516)	(13,858,831)

Provision for taxes	-	-	-	(24,994)	(24,994)	-	-	-	-	-
Loss and Comprehensive Loss	(3,746,353)	(5,212,670)	(8,639,475)	(24,800,649)	(42,399,147)	(2,863,250)	(3,266,805)	(3,044,260)	(4,684,516)	(13,858,831)

Loss per share, basic and diluted	$(0.02)	$(0.02)	$(0.04)	$(0.11)	$(0.19)	$(0.02)	$(0.02)	$(0.02)	$(0.02)	$(0.07)
Weighted average number of shares outstanding (basic and diluted)	211,954,795	217,311,508	224,568,414	225,963,549	219,983,783	181,258,236	196,932,409	197,172,801	195,617,880	193,338,589
EBITDA	(3,539,100)	(4,010,482)	(3,671,412)	(18,093,235)	(29,314,230)	(2,593,462)	(3,003,405)	(3,093,239)	(4,476,740)	(13,166,846)
Adjusted EBITDA	(2,698,216)	(2,418,297)	309,019	626,095	(4,181,400)	(2,228,965)	(1,775,495)	(2,417,961)	(2,476,137)	(8,898,558)

www.cizzlebrands.com	Page 22

Quarterly results reflect the seasonal and developing nature of the Brands Business, including the timing of distributor and retailer orders, new product launches, trade investment and changes in sales mix. Results from Q2 fiscal 2026 onward also include the contribution of Cizzle Brands Manufacturing Inc. following its acquisition on December 23, 2025, which increased revenue but reduced comparability with earlier quarters. Net losses from Q2 fiscal 2026 onward were also significantly affected by non-cash changes in the fair value of debt and warrant liabilities, higher finance costs related to the acquisition financing, and foreign exchange gains and losses on U.S. dollar-denominated obligations. Accordingly, quarterly net loss may fluctuate materially and should be considered together with revenue, gross profit, Adjusted EBITDA, liquidity and cash flows.

LIQUIDITY AND CAPITAL RESOURCES

25.	Net Working Capital

Working capital is a capital management measure and is defined as current assets less current liabilities. The Company had a working capital deficit of $52.1 million as of July 31, 2026 (working capital of $5.2 million at July 31, 2025). The working capital is made up of $6.0 million in cash ($3.1 million at July 31, 2025), $5.8 million in trade receivables ($3.7 million at July 31, 2025), and $9.8 million in inventory, deposits, prepaids and other current assets ($6.4 million at July 31, 2025). This is offset by accounts payable, accrued liabilities, and contract liabilities of $12.0 million ($6.7 million at July 31, 2025), Short Term Loans of $50.6 million ($1.2 million at July 31, 2025), Current Portion of Lease Liabilities of $3.0 million ($0.1 million at July 31, 2025), and a Derivative Liability of $8.1 million ($0 million at July 31, 2025). The decrease in working capital was primarily attributable to the Short Term Loans, which include the vendor take-back promissory note issued in connection with the acquisition of the Manufacturing Business, which matures on December 23, 2026 and is presented as short-term debt. Subsequent to year end, the Company entered into an agreement to extend the maturity of the VTB Note to December 31, 2027, subject to conditions (see “Subsequent Events”). Also included in Short Term Loans are the Convertible Debentures ($12.9 million). In accordance with amendments to IAS 1, Presentation of Financial Statements, which were effective from January 1, 2024, if a holder of a convertible debt can demand a settlement of the debt, including conversion to shares, at any time, the Company is required to present the convertible debt and associated derivative liability as current liabilities. Changes in non-cash working capital used $3.1 million of cash in fiscal 2026 (provided $1.2 million in fiscal 2025). Increases in trade receivables ($1.1 million) and prepaids and other assets ($3.3 million) and a decrease in accounts payable and accrued liabilities ($1.0 million) were partly offset by $2.2 million of customer deposits received and a $0.1 million decrease in inventory. Balances assumed on the acquisition of the Manufacturing Business are excluded from these changes and are reflected in investing activities. The use of cash for non-cash working capital was driven primarily by increases in trade receivables and other assets in the Manufacturing Business after acquisition, partially offset by a decrease in trade receivables in the Brands Business. A decrease in Brands Business accounts payable and accrued liabilities increased the use of cash.

www.cizzlebrands.com	Page 23

	Year Ended
	July 31, 2026	July 31, 2025
Cash and Cash Equivalents	$5,959,920	$3,137,254
Change in Balance
Accounts Receivable	1,147,303	2,428,897
Prepaid Expenses and Other Assets	3,277,933	(1,303,343)
Inventory	(138,784)	3,135,697
Accounts Payable and Accrued Liabilities	1,019,659	(5,481,430)
Customer Deposits	(2,218,107)	-
Changes in Net Working Capital	$3,088,004	$(1,220,179)

26.	Cash Flows

The following table presents our cash flows for the years ended July 31, 2026, and July 31, 2025:

	Year Ended July 31
	2026	2025
Cash, beginning of period	$3,137,254	$1,519,516
Cashflow from Operating Activities	$(8,975,274)	$(8,900,360)
Cashflow from Financing Activities	$26,051,921	$10,718,668
Cashflow from Investing Activities	$(14,253,981)	$(200,570)
Net Increase (Decrease) in Cash	$2,822,666	$1,617,738
Cash, end of period	$5,959,920	$3,137,254

Cash flow used in operating activities

Net cash used in operating activities was $9.0 million for the year ended July 31, 2026, compared with $8.9 million in the prior-year period. Cash used in operating activities in the current year primarily reflected the net loss, adjusted for non-cash items, and the use of cash for non-cash working capital described above. In the prior-year period, cash used in operating activities was driven primarily by inventory build to support growth and higher accounts receivable, partially offset by an increase in accounts payable and lower prepaid balances.

Cash flow (used in) provided by Financing activities

Net cash provided by financing activities was $26.1 million for the year ended July 31, 2026 ($10.7 million in fiscal 2025), primarily reflecting debt incurred in connection with the acquisition of the Manufacturing Business, the concurrent private placements completed in December 2025 and the US$6.2 million Ascent convertible note financing completed in May 2026, net of repayments and financing costs.

www.cizzlebrands.com	Page 24

Cash flow used in Investing activities

Net cash used in investing activities was $14.3 million for the year ($0.2 million in fiscal 2025), primarily attributable to the $13.6 million of cash consideration paid for the acquisition of the Manufacturing Business and capital expenditures at The CWENCH Hydration Factory.

Debt and Maturities

The following table summarizes the Company’s borrowings as at July 31, 2026:

	As at July 31, 2026
		Principal		Carrying
		(original	Principal	amount
Instrument	Currency	currency)	(C$)	(C$)	Measurement	Interest rate / payment	Maturity
Vendor Take Back Note	CAD	22,250,000	22,250,000	23,924,337	Amortized cost	12.0%, compounding monthly; accrued and paid at maturity	December 23, 2026
Promissory Note	USD	2,951,200	4,139,130	3,891,559	Amortized cost	14.0%; paid in cash monthly	January 2027
Senior Debt	USD	40,000,000	56,100,982	57,654,795	FVTPL	12.0%; payable quarterly (paid in kind to June 30, 2026; cash thereafter)	December 23, 2030
Convertible Debentures	CAD	7,500,000	7,500,000	12,885,000	FVTPL	7.20%; paid in cash monthly	December 23, 2028
Senior Secured Convertible Note	USD	6,720,867	9,426,181	9,911,611	FVTPL	9.5%; paid in cash monthly; principal amortization from December 1, 2026	November 5, 2027
Total borrowings			$99,416,293	$108,267,302

The Vendor Take Back Note ($22.25 million principal; carrying amount including accrued interest of $23.9 million) bears interest at 12.0% compounded monthly, with principal and interest due on December 23, 2026. The Promissory Note (US$2,951,200 principal; carrying amount of $3.9 million) bears interest at 14% per annum payable monthly and matures in January 2027. The Senior Debt Initial Term Loan (US$40.0 million principal; fair value of $57.7 million) bears interest at 12% payable quarterly and matures on December 23, 2030; the aggregate committed amount under the Credit Facility is USD $50 million, comprising the USD $40 million initial term loan and a further commitment of USD $10 million that remains undrawn and is subject to the conditions in the credit agreement; interest payable prior to June 30, 2026 was paid in kind, and interest is payable in cash thereafter. The Convertible Debentures ($7.5 million; fair value of $12.9 million) bear interest at 7.20% payable monthly and mature on December 23, 2028. Their conversion price was reset to C$0.32 per share (from C$0.50) effective May 5, 2026, and $2.5 million of the Convertible Debentures were issued to a related party (see “Related Party Transactions”). The Senior secured convertible note (US$6.7 million principal; fair value of $9.9 million) bears interest at 9.5% payable monthly, with scheduled monthly principal amortization payments beginning December 1, 2026 and the balance due on November 5, 2027; subject to specified conditions, certain amortization payments may be settled in common shares. In addition, the Company has available to it the eCapital Facility, a three-year secured revolving credit facility with borrowing limits of $4.0 million and US$0.85 million established with eCapital Asset Based Lending Corp. No amounts were drawn under the eCapital Facility as at July 31, 2026.

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The VTB Note and the Promissory Note mature within the next twelve months, the Senior Secured Convertible Note principal amortization begins in December 2026, and cash interest on the Senior Debt is now payable quarterly. As at July 31, 2026, short-term loans totalled $50.6 million. The Company was in compliance with the covenants under the VTB Note and the NFS Promissory Note as at July 31, 2026. The Company’s ability to meet these obligations depends on completing the proposed Offering, satisfying the conditions of the amendments to the VTB Note and the Promissory Note entered into on October 7, 2026, the conversion of convertible notes as described under “Subsequent Events”, and generating cash flow from operations. See “Risk Factors – Going Concern”. In addition to its debt and lease obligations, the Company has multi-year sponsorship commitments, including its sponsorship agreement with Canlan Ice Sports Corp. and the MLSE sponsorship agreement entered into subsequent to year end (see “Subsequent Events”).

CURRENT SHARE INFORMATION

Cizzle is authorized to issue an unlimited number of common shares with no par value and no special rights or restrictions attached. Since January 2024, the Company has completed several financings, including private placements and offerings, resulting in the issuance of common shares, warrants, and broker warrants. Key transactions included the issuance of founder shares, shares for consulting services, shares as part of a reverse takeover, and shares issued for services. Warrants and broker warrants were also issued and exercised during the period, with proceeds and costs allocated between share capital and warrant reserves based on relative fair value. All warrants have defined exercise prices and expiry dates, and their fair value was determined using the Black-Scholes Model.

As at July 31, 2026, the Company had 230,252,282 common shares, 55,374,587 warrants, 31,655,333 stock options and 305,652 RSUs outstanding, as well as 30,389,105 warrants classified as derivative liabilities (the OIC Warrants, the Ascent Warrants and the Convertible Note Warrants). Detailed figures and terms for each issuance are provided in the financial statements and accompanying notes.

MATERIAL ACCOUNTING POLICIES

The Company did not make changes to its existing accounting policies during the year. Following the acquisition of the manufacturing business and the establishment of new debt facilities, additional accounting policies were applied in connection with the recognition and measurement of financial instruments, lease arrangements, and contract manufacturing revenue in accordance with applicable requirements under IFRS 15 Revenue from Contracts with Customers, IFRS 9 Financial Instruments, and other relevant standards within International Financial Reporting Standards.

These policies are described in further detail in the notes to the consolidated financial statements. IFRS 18, Presentation and Disclosure in Financial Statements, which replaces IAS 1 and introduces new requirements for the presentation of the statement of loss and the disclosure of management-defined performance measures, is effective for the Company’s fiscal year beginning August 1, 2027. The Company is assessing its impact (see Note 3(p) of the audited consolidated financial statements).

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CRITICAL JUDGEMENTS, ESTIMATES AND ASSUMPTIONS

The Company’s management makes judgments in its process of applying the Company’s accounting policies in the preparation of its audited consolidated financial statements. In addition, the preparation of financial data requires that the Company’s management make assumptions and estimates of the effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed continuously based on historical experience and other relevant factors. Revisions to estimates and the effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

Note 4 of the Audited Consolidated Financial Statements for the year ended July 31, 2026, reflects the critical judgments, estimates, and assumptions used to prepare the Company's audited consolidated financial statements.

The most significant estimates and judgments affecting the fiscal 2026 financial statements are:

Impairment of goodwill and other non-financial assets

Goodwill arising on the acquisition of the Manufacturing Business has been allocated to the Cizzle Brands Manufacturing Inc. cash-generating unit (the “CGU”), which comprises The CWENCH Hydration Factory as a whole. The Company tested the CGU for impairment as at July 31, 2026, determining its recoverable amount on a value-in-use basis using a discounted cash flow model. Key assumptions include forecast revenue and EBITDA margins under existing customer agreements through calendar 2030, a post-tax discount rate of 18.0% (pre-tax 24.1%) and a terminal growth rate of 3.0%. The forecast excludes revenue from customer agreements that had not been executed at the valuation date.

The recoverable amount of the CGU of $78.0 million exceeded its carrying amount of $78.0 million by less than $0.1 million, and no impairment was recognized. The carrying amount includes goodwill of $25.6 million and customer relationships of $25.6 million, and both the recoverable amount and the carrying amount are determined after deducting lease liabilities. As the recoverable amount approximates the carrying amount, an adverse change in any key assumption would result in an impairment. Holding other assumptions constant, a 1% increase in the discount rate would reduce the recoverable amount by approximately $4.4 million, a 1% decrease in EBITDA margins would reduce it by approximately $2.6 million, and a 0.5% decrease in the terminal growth rate would reduce it by approximately $1.3 million. Forecast revenue is concentrated among a small number of customers, and the loss of, or a reduction in volumes from, a significant customer could result in an impairment.

Fair value of debt and derivative liabilities

The OIC Credit Facility, the Convertible Debentures and the Ascent senior secured convertible note are designated at fair value through profit or loss, and the OIC Warrants, the Ascent Warrants and the Convertible Note Warrants are classified as derivative liabilities measured at fair value. These instruments are classified within Level 3 of the fair value hierarchy. Fair values are estimated using valuation models that incorporate significant unobservable inputs, including expected equity volatility (70%, or 75% for the Ascent note and warrants), the Company’s share price, the risk-free interest rate, and the volume-weighted average price-based exit premiums, which are estimated using a Monte Carlo simulation. The warrants are valued using the Black-Scholes option pricing model. Changes in these inputs can result in material changes in the reported fair values, which are recognized in net loss; the Company recognized a loss of $18.1 million on the change in fair value of these instruments in fiscal 2026.

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RISK FACTORS AND UNCERTAINTIES

The Company is exposed to business risks that are inherent to the consumer-packaged goods industry along with being a newly formed company. The Company is focused on growing its business with new and existing customers and scaling to achieve continued growth and profitability. The details of these risks are set out in the Annual Information Form, which is available on SEDAR+.

1.	Going Concern

The audited consolidated financial statements (the “financial statements”) have been prepared on a going concern basis in accordance with International Financial Reporting Standards (“IFRS”) as issued by International Accounting Standards Board (IASB). The going concern basis of presentation assumes the Company will continue to operate for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. During the year ended July 31, 2026, the Company incurred a comprehensive loss of $42.4 million ($13.9 million in prior year). The Company also incurred negative cash flows from operations of $9.0 million during the year ended July 31, 2026 ($8.9 million in 2025) and had a working capital deficit of $52.1 million as at July 31, 2026 (working capital surplus of $5.2 million as at July 31, 2025). The Company has an accumulated deficit of $60.8 million ($18.4 million at July 31, 2025) and a shareholders’ deficiency of $24.3 million (July 31, 2025 – shareholders’ equity of $10.0 million). In addition, a significant portion of the Company’s indebtedness matures within the next twelve months, and changes in tariff and trade policy may affect customer demand and input costs.

As disclosed in Note 2a, the Audited Consolidated Financial Statements for the years ended July 31, 2026 and 2025 do not include adjustments to the recoverability and classification of recorded assets and liabilities and related expenses that might be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities and commitments in other than the normal course of business at amounts different from those in the accompanying audited consolidated financial statements. Such adjustments could be material. These conditions indicate the existence of a material uncertainty that may cast significant doubt on the Company’s ability to continue as a going concern.

The Company’s ability to continue as a going concern is dependent on securing ongoing support from creditors, lenders, and investors, achieving profitable operations, generating sufficient sales, and/or raising additional capital, including through the proposed Offering and the extension or refinancing of indebtedness as it matures (see “Subsequent Events”).

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2.	Limited Operating History

Cizzle Brands faces inherent risks associated with being a new company, having only been in operation since early 2024 and having commercialized its first product in May 2024. As a newly established company, it lacks an extensive track record, which can limit its ability to predict future performance reliably and may pose challenges in securing sustained market traction. Additionally, the Company's ability to achieve growth targets, optimize its operations, and establish brand loyalty is still evolving. The limited operating history also increases exposure to unforeseen operational challenges, market fluctuations, and the competitive dynamics of the health beverage industry.

3.	Substantial Indebtedness and Restrictive Covenants

The Company incurred significant indebtedness to finance the acquisition of the Manufacturing Business, including the OIC Credit Facility and the VTB Note, and has since incurred further indebtedness under the Ascent note. That indebtedness could limit the Company’s ability to obtain additional financing, require a substantial portion of its cash flow to be dedicated to debt service, make the Company more vulnerable to a downturn in its business or in general economic conditions and restrict its operations through the covenants to which it is subject. The credit agreement governing the OIC Credit Facility contains restrictive covenants and events of default customary for a facility of its nature, and the Ascent note contains a cross-default triggered by a default in respect of material indebtedness. A default under any one of the Company’s financing agreements could permit the acceleration of indebtedness under the others and could trigger enforcement proceedings resulting in the loss of all or part of the Company’s business, including the Manufacturing Business. The shares of the subsidiary that indirectly holds the Manufacturing Business are pledged as security for the VTB Note.

4.	Repayment, Extension or Refinancing of the VTB Note

The VTB Note matures on December 23, 2026 unless the conditions to the amending agreement entered into on October 7, 2026 are satisfied, in which case the maturity date will be extended to December 31, 2027. Those conditions include the repayment of US$10.0 million of the VTB Note from the proceeds of the Offering by the payment deadline set out in the amending agreement and the amendment of a related agreement with the Company’s senior lender. If the Offering is not completed, or if those conditions are not satisfied, the VTB Note will mature on December 23, 2026 and the Company does not currently have the resources to repay it. Even if the extension takes effect, the net proceeds of the Offering will not be sufficient to repay the VTB Note in full, and the Company will need to extend or refinance the balance, or raise additional debt or equity financing, before maturity. The Company has no commitment for any such extension or financing, and there is no assurance that one will be available on acceptable terms or at all.

5.	Future Capital Needs

The Company will require additional financing to support working capital needs in the future. The amount of additional capital required, the timing of capital needs and the availability of financing to fund those needs will depend on a number of factors, including the Company’s strategic initiatives and operating plans, the performance of its business, and the market conditions for debt or equity financing. Additionally, the amount of capital required will depend on the Company’s ability to meet its sales goals and otherwise successfully execute its operating plan. The Company believes it is imperative that it meet these sales objectives in order to lessen its reliance on external financing in the future. The Company intends to continually monitor and adjust its operating plan as necessary to respond to developments in its business, its markets and the broader economy. Although the Company believes various debt and equity financing alternatives will be available to it to support its working capital needs, financing arrangements on acceptable terms may not be available to the Company when needed. Moreover, these alternatives may require significant cash payments for interest and other costs or could be highly dilutive to the Company’s existing shareholders. Any such financing alternatives may not provide the Company with sufficient funds to meet its long-term capital requirements. If necessary, the Company may explore strategic transactions that it considers to be in the best interest of the company and its shareholders, which may include, without limitation, public or private offerings of debt or equity securities, a rights offering, and other strategic alternatives; however, these options may not ultimately be available or feasible when needed.

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6.	Changes in Consumer Preferences

Consumer demand and appetite for premium hydration products and beverages in general, as well as industry trends, may change and evolve over time. The Company’s future success will depend, in part, upon the Company’s continued ability to maintain customer loyalty to the Company’s existing product offering and develop and introduce new and innovative products over time. The Company’s ability to compete, grow and differentiate itself requires it to be competitive in the areas of taste, quality, innovation and wellness. There can be no assurance of the Company’s ability to do so. In addition, product lifecycles for some premium hydration brands and/or products and/or packages may be limited before consumers’ preferences change. While the Company’s main product profile has resonated positively in the market, and many of the Company’s consumers are becoming loyal to the Company’s brands and their taste profiles, there can be no assurance that such preferences will continue into the future. The Company may be unable to achieve volume growth through product and packaging differentiation in the markets in which the Company competes.

7.	Dependence on a Single Manufacturing Facility

The Manufacturing Business is conducted at a single production facility, The CWENCH Hydration Factory in Aurora, Ontario. The Company’s contract and toll manufacturing revenue, and its ability to produce CWENCH Hydration in-house, depend on the continued operation of this facility. Any event that interrupts or curtails production, including equipment failure or extended downtime, fire, flood or other casualty, labour disruption, loss of utilities, supply interruption, contamination, loss of a required licence or permit, or damage to the premises, could prevent the Company from meeting its production commitments, result in penalties or the loss of customers, and have a material adverse effect on the Company. The Company does not currently maintain a secondary facility capable of replacing the facility’s output on short notice.

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8.	Integration of a Previously Distressed Acquired Business

The Manufacturing Business was acquired in December 2025 from a business that had sought creditor protection. Acquisitions of this nature carry heightened risk, including that the condition of acquired equipment, inventory, records, information systems and internal controls is worse than anticipated, that anticipated synergies and cost savings are not realized or are realized more slowly than expected, that integration diverts management attention, and that the Company becomes responsible for liabilities of the acquired business that were not identified at closing. Prior to the acquisition, the acquired business had reported material weaknesses in its internal control over financial reporting, including with respect to its control environment, information technology general controls, and the tracking, costing and reconciliation of inventory. The Manufacturing Business was included in management’s evaluation of disclosure controls and procedures and internal control over financial reporting as at July 31, 2026, and management concluded that they were effective as at that date (see “Management’s Statement of Responsibility”). However, these controls have operated for a limited period, and there can be no assurance that control deficiencies will not be identified in the future, which could result in errors in the financial reporting attributable to the Manufacturing Business.

9.	Reliance on Contract Manufacturing Customers and Minimum Volume Commitments

A significant portion of the Manufacturing Business’s revenue is derived from a limited number of third-party customers under multi-year contract and toll manufacturing agreements, certain of which include minimum volume or take-or-pay commitments. For the year ended July 31, 2026, one contract manufacturing customer accounted for approximately 38% of the Company’s total revenue (see “Financial Instruments, Risks and Capital Management – Credit Risk”). These figures represent contractual commitments and are not a guarantee of revenue that will actually be realized. A customer may fail or refuse to meet its minimum commitments, dispute amounts owing, seek to renegotiate, defer or terminate its agreement, request early release or waiver of committed volumes, become insolvent, or otherwise fail to perform, and the Company may elect or be required to grant accommodations. The loss of, or a material reduction in volumes from, any significant contract manufacturing customer, or an inability to enforce or collect on minimum-volume or take-or-pay obligations, could materially reduce the revenue and cash flow expected from the Manufacturing Business. Contract manufacturing revenue is also subject to estimation under IFRS 15, including estimates of total units to be delivered and of penalties for minimum purchase commitments, and actual results may differ.

10.	Counterparty Credit and Concentration Risk

Certain contract manufacturing customers are themselves early-stage or growth-stage beverage companies. The financial difficulty, insolvency or restructuring of a significant customer could result in unpaid receivables, the loss of contracted volumes, and the impairment of related assets, including raw materials or finished goods the Company holds for that customer.

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11.	Production Equipment, Leases and Third-Party Security Interests

Certain equipment and other assets used at the facility may be subject to leases, conditional sales arrangements, bailee or consignment arrangements, or security interests in favour of third parties, including former secured creditors and equipment lessors of the predecessor business. If the Company is unable to maintain these arrangements on acceptable terms, if a counterparty asserts rights over equipment, inventory or other property located at the facility, or if a dispute arises in respect of property held under bailment, the Company’s ability to operate the facility and to satisfy its production commitments could be adversely affected.

12.	Capacity Utilization and Production Efficiency

The profitability of the Manufacturing Business depends on achieving and maintaining sufficient capacity utilization and production efficiency, including absorption of fixed overhead, line throughput, yield and uptime. The Company may not achieve its production efficiency targets, may experience delays in obtaining, expanding or qualifying production capacity, and may incur unplanned maintenance, repair or capital expenditures. A failure to achieve targeted utilization and efficiency, or to scale production in line with contracted volumes, could result in higher unit costs, reduced margins and an inability to meet customer commitments.

13.	Food Safety, Product Quality, Regulatory Compliance and Recalls

Operating a beverage manufacturing facility subjects the Company to extensive food safety, manufacturing, labelling and licensing requirements, including those administered by the Canadian Food Inspection Agency and other authorities, and to the requirements of customers and certification bodies. A failure to maintain required licences, certifications or quality standards, or the actual or alleged contamination, adulteration, mislabelling or defect of products produced at the facility (whether the Company’s own products or those produced for third parties), could result in production stoppages, regulatory action, loss of certifications, product recalls, liability to customers and consumers, and reputational harm. Certain of the licences, registrations and certifications held in respect of the facility are scheduled to expire within the next 12 to 18 months and will require renewal.

14.	Supply of Packaging and Raw Materials

The facility produces beverages in Tetra Pak format and depends on the timely supply of packaging materials, ingredients and other inputs, certain of which may be available only from a limited number of suppliers. Interruptions in the supply of, or increases in the cost of, packaging or raw materials, including as a result of supplier concentration, supply chain disruption, tariffs or currency fluctuations, could increase costs, disrupt production and adversely affect margins.

15.	Tariffs and Trade Policy

The Company operates across Canada, the United States and other markets and may be affected by existing or future tariffs, duties, import or export restrictions, retaliatory trade measures and other changes in trade policy. Such measures may directly or indirectly increase the cost or reduce the availability of ingredients, raw materials, packaging, finished goods, manufacturing and production equipment, replacement parts, technology, freight, warehousing, energy and other operating inputs and services, including where suppliers pass through higher costs arising elsewhere in their supply chains. These changes may also cause supply disruptions, delays, foreign-exchange volatility and changes in sourcing or production requirements. In addition, tariffs and broader trade uncertainty may increase prices, reduce consumer spending, alter customer purchasing or production decisions, delay product launches or expansion plans, and reduce demand from retail, distribution, contract manufacturing and other customers. The Company may be unable to offset these effects through pricing, sourcing alternatives, productivity initiatives or other measures, which could adversely affect sales, production volumes, margins, cash flows and financial condition.

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FINANCIAL INSTRUMENTS, RISKS AND CAPITAL MANAGEMENT

The Company has exposure to counterparty credit risk, liquidity risk, and market risk associated with its financial assets and liabilities. The Company’s risk management program seeks to minimize potential adverse effects on the Company’s financial performance and ultimately shareholder value. The Company manages its risks and risk exposures through a combination of insurance, a system of internal controls, and sound business practices.

The carrying values of cash, trade receivables, accounts payable and accrued liabilities, approximate their fair values due to their relatively short periods to maturity.

Credit risk

Credit risk arises from cash held with banks and trade receivables and these financial assets are subject to the expected credit loss model. The maximum exposure to credit risk is equal to the carrying value of the financial assets. The objective of managing counterparty credit risk is to prevent losses on financial assets. The Company minimizes the credit risk of cash by depositing with only reputable financial institutions and minimizes the credit risk of trade receivables by monitoring the counterparty’s creditworthiness and setting exposure limits.

Trade receivables and Total Sales with specific customers, each with 10% or more of total Company trade receivables and sales are summarized as follows:

	Trade Receivables		Total Sales
	As at		For the Year Ended
	July 31, 2026	July 31, 2025	July 31, 2026	July 31, 2025
Customer 1	$2,144,353	$720,601	$12,795,346	$2,683,586
Customer 2	1,018,785	-	3,870,236	1,677,980
Customer 3	-	-	-	-
Total	$3,163,138	$720,601	$16,665,583	$4,361,566

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For the year ended July 31, 2026, one customer of the Manufacturing Business accounted for approximately 38% of total revenue (2025 largest was 20%), and the two customers with sales of 10% or more together accounted for approximately 50% of total revenue (2025 – 33%). As at July 31, 2026, two customers accounted for approximately 54% of trade receivables. The loss of, or a significant reduction in volumes from, any of these customers could have a material adverse effect on the Company’s revenue and cash flows (see “Risk Factors”).

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by continuously monitoring forecasts and actual cash flows and taking the necessary actions to maintain enough liquidity for operations and for growth objectives. The ability to settle obligations in cash is dependent on the Company raising financing in a timely manner and by maintaining sufficient cash in excess of anticipated needs.

	Accounts Payable and Accrued Liabilities
	As at
	July 31, 2026	July 31, 2025
Accounts payable	8,779,224	5,202,773
Accrued liabilities	1,045,514	1,505,026
Total	9,824,738	6,707,799

As at	Accounts Payable and Accrued Liabilities
July 31, 2026	Carrying Amount	Maturing in less than 1 year
Accounts payable and accrued liabilities	9,824,738	9,824,738
Short term liabilities	50,612,507	37,255,421
Lease liabilities	18,685,404	3,647,690
Long term debt	57,654,795	7,267,319
Total	136,777,444	57,995,168

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates will affect the fair value of a financial instrument or its future cash flows.

The Company operates internationally with sales coming from United States and other countries. The Company is, therefore, subject to foreign currency risk. The Company reports its financial results in Canadian dollars. The Company incurs expenses in both Canadian and U.S. dollars. To date, the Company has not used foreign currency forward contracts or other hedging strategies to manage its foreign currency exposure.

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Capital management

The Company’s objective in managing capital is to ensure a sufficient liquidity position to safeguard the Company’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders. The Company defines capital as equity and debt, comprised of issued common shares, warrants, contributed surplus, and accumulated deficit. The Company seeks to ensure that it has sufficient cash resources to maintain its ongoing operations and finance its research and development activities, corporate and administration expenses, working capital, and overall capital expenditures.

Foreign Currency Risk

The Company’s functional and presentation currency is the Canadian dollar. The Company earns a portion of its Brands Business revenue in U.S. dollars and incurs certain expenses in U.S. dollars. Following the acquisition financing, the Company’s most significant foreign currency exposure relates to its U.S. dollar-denominated liabilities, including the Ascent senior secured convertible note (principal of US$6.7 million), the Ascent warrants, which have a U.S. dollar exercise price, the OIC Credit Facility Initial Term Loan (US$40.0 million) and the Promissory Note (US$3.0 million). A weakening of the Canadian dollar against the U.S. dollar increases the Canadian dollar carrying amount of these liabilities. The Company recorded a foreign exchange loss of $1.5 million in fiscal 2026 ($2.1 million in the fourth quarter), primarily from the revaluation of this U.S. dollar-denominated debt. The Company does not currently use foreign currency forward contracts or other hedging instruments.

RELATED PARTY TRANSACTIONS

Compensation for key management personnel, including the Company’s CEO and directors, was as follows for the years ended July 31, 2026 and 2025:

	For the year ended	For the year ended
	July 31, 2026	July 31, 2025
Salaries, consulting fees, bonus and benefits	$2,349,461	$2,750,791
Share-based payments	516,429	522,920
Total	$2,865,890	$3,273,711

In addition to key management compensation, related party transactions during fiscal 2026 included $2.5 million of the Convertible Debentures issued on December 23, 2025 to a family member of a director of the Company, and the repayment in August 2025 of a $1.0 million loan advanced in May 2025 by a family member of a director. As at July 31, 2026, $0.5 million (July 31, 2025 – $0.9 million) was payable to officers of the Company for outstanding remuneration. For further details, see Notes 13 and 17 of the audited consolidated financial statements.

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FOURTH QUARTER FINANCING ACTIVITIES

Ascent

On May 5, 2026, the Company completed a secured convertible debt financing with Ascent Partners Fund LLC. The Company issued a senior secured convertible promissory note with a principal amount of US$6.7 million for gross proceeds of US$6.2 million. In connection with the financing, the Company also issued 21,460,534 common share purchase warrants exercisable at US$0.23488 per share (approximately C$0.32) until May 5, 2031, and 429,210 common shares as a one-time closing fee. The financing provides additional liquidity to support the Company’s working capital requirements, growth initiatives and general corporate purposes.

The note matures on November 5, 2027 and bears interest at 9.5% per annum, payable monthly. Beginning December 1, 2026, the Company is required to make scheduled monthly principal amortization payments, with the remaining balance payable at maturity. The note is convertible at the holder’s option into common shares at an initial conversion price of US$0.23488 per share (the United States dollar equivalent of C$0.32), subject to customary anti-dilution and other adjustments, beneficial ownership limitations, exchange cap restrictions and applicable securities exchange requirements. The note is secured by a second-priority lien over substantially all of the Company’s assets and is guaranteed by certain subsidiaries.

The note and related warrants are reflected in the Company’s audited consolidated financial statements as at and for the year ended July 31, 2026, with the warrants classified as a derivative liability. The note is designated at fair value through profit or loss, and the original issue discount and transaction costs are reflected in its fair value. As at July 31, 2026, the note had a fair value of $9.9 million and the Ascent warrants had a fair value of $5.2 million.

Convertible Notes

In May 2026, the Company issued to a single accredited investor an unsecured convertible promissory note in the principal amount of C$1.0 million in exchange for, and cancellation of, a previously issued C$1.0 million promissory note held by the same investor. The unsecured note had an 18-month term, bore interest at 9.5% per annum payable monthly in arrears, and was convertible into common shares at the holder’s option at C$0.35 per share, subject to customary adjustments. The unsecured note ranked pari passu with the Company’s other unsecured indebtedness and did not include the security or subsidiary guarantees provided in connection with the May 5, 2026 convertible note financing.

In connection with the issuance, the Company also issued 476,190 common shares and a warrant exercisable for up to 1,428,571 common shares at C$0.35 per share. Immediately following issuance, the holder converted the full C$1.0 million principal amount into 2,857,143 common shares, and the unsecured note was cancelled. The warrant remains outstanding.

Wingfield settlement

During the fourth quarter, the Company fully settled the indebtedness outstanding to Wingfield Mortgage Corp. under its secured promissory note. The settlement was completed through the issuance of 1,000,000 common shares at a deemed price of $0.32 per share, representing $320,000 of consideration, together with cash payment of the remaining balance. The total indebtedness settled was $931,876, including principal, accrued interest and continuation fees. Following completion of the settlement, no further amounts remained owing under the note.

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This transaction reduced the Company’s outstanding indebtedness and eliminated this specific financing obligation during the fourth quarter.

Shares for Debt

In May 2026, the Company entered into shares-for-debt agreements with certain creditors providing for the issuance of an aggregate of 552,595 common shares at a deemed price of CAD$0.32 per share to settle approximately CAD$176,830.50 of outstanding obligations. This included the settlement of US$5,000 of advisory fees through the issuance of 21,345 common shares, CAD$120,000 of advisory fees through the issuance of 375,000 common shares, and a CAD$50,000 partial settlement of amounts owing to another creditor through the issuance of 156,250 common shares, with the remaining balance continuing to be payable under the underlying arrangements.

SUBSEQUENT EVENTS

Extension of Warrant Expiry

On August 26, 2026, the Board approved an extension of the expiry time of the warrants issued in connection with the Company’s unit private placement completed between February and August 2024, from August 28, 2026 to November 28, 2026, and the Company entered into a first supplemental warrant indenture with Odyssey Trust Company to give effect to that extension, conditional on receipt of applicable regulatory approvals, including the approval of Cboe Canada.

Business Acquisition Report

On September 18, 2026, the Company filed a Business Acquisition Report in respect of its December 23, 2025 acquisition of Flow Water Inc., subsequently renamed Cizzle Brands Manufacturing Inc. The report provides additional information regarding the acquired Tetra Pak co-manufacturing business, the purchase consideration and related financing, and includes unaudited pro forma financial information, abbreviated financial statements of the acquired business and an audited schedule of assets acquired and liabilities assumed as at the acquisition date. The Business Acquisition Report does not represent a new acquisition or a change to the acquisition date; it is a continuous-disclosure filing relating to the previously disclosed acquisition. The pro forma information is presented for illustrative purposes and is not necessarily indicative of the results that would have occurred had the acquisition been completed at an earlier date or of future operating results.

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Toronto Maple Leafs Sponsorship Agreement

On September 29, 2026, the Company announced that it had entered into a three-year sponsorship agreement with MLSE making CWENCH Hydration the Official Sports Drink of the Toronto Maple Leafs and the Toronto Marlies. The agreement has a contractual effective date of July 1, 2026 and expires on June 30, 2029. It provides the Company with category rights for sports drinks and protein-enhanced granola bites, virtual dasherboard advertising during the broadcasts of 20 home games at Scotiabank Arena each season, rinkboards and murals at the Ford Performance Centre, digital and social media inventory, product sampling at select home games, and CWENCH branding on the Toronto Marlies bench at Coca-Cola Coliseum. In exchange for these rights, the Company has committed to multi-year licence fees, payable in instalments, and to provide value-in-kind product to MLSE during each year of the agreement. The Company expects to recognize the licence fees as marketing expense over the periods in which the promotional rights are received.

CWENCHIE Launch

On October 15, 2026, the Company launched CWENCHIE, a sub-brand of CWENCH Hydration offered in a smaller, kid-friendly format with added Vitamin C. CWENCHIE is available in 200 mL packages in Blue Razzleberry, Grape Splash and Orange Burst flavours.

Proposed U.S. Listing and Offering

On August 19, 2026, the Company filed a registration statement on Form F-10 with the United States Securities and Exchange Commission under the multijurisdictional disclosure system and applied to list its common shares on the Nasdaq Capital Market under the symbol “CZZL”. The Company has prepared a prospectus supplement to its short form base shelf prospectus dated October 7, 2025 in connection with a proposed underwritten public offering of common shares in the United States and Canada (the “Offering”), assuming gross proceeds of US$15.0 million, together with a concurrent offering in Canada under the listed issuer financing exemption. Joseph Gunnar & Co., LLC is acting as lead underwriter and D. Boral Capital LLC as underwriter for the Offering. The Company intends to use the net proceeds of the Offering to repay a portion of the indebtedness incurred to finance the acquisition of the Manufacturing Business, including US$10.0 million under the VTB Note, to fund capital expenditures to expand production capacity at The CWENCH Hydration Factory, and for general corporate purposes.

In connection with the proposed listing, the Company intends to effect a consolidation of its common shares on the basis of one post-consolidation common share for every 25 pre-consolidation common shares, concurrently with the closing of the Offering. On that basis the 230,434,141 common shares outstanding as of the date of this MD&A would become approximately 9,217,365 common shares after the cancellation of fractions, and the number of common shares issuable on the exercise or conversion of the Company’s outstanding options, warrants, RSUs and convertible notes, and the exercise or conversion price of each of them, would be adjusted in accordance with their terms. Unless otherwise noted, share amounts in this MD&A are presented on a pre-consolidation basis. Completion of the Offering and the Nasdaq listing is subject to market conditions and regulatory approvals, and there can be no assurance that the Offering will be completed on the terms described or at all.

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Amendments to Acquisition Debt

On October 7, 2026, the Company entered into an amending agreement with the holder of the VTB Note. Under the amendment, the maturity date of the VTB Note will be extended from December 23, 2026 to December 31, 2027, conditional on, among other things, the repayment of US$10.0 million of the VTB Note from the proceeds of the Offering by the payment deadline set out in the amending agreement and the amendment of a related agreement with the Company’s senior lender. On payment of the US$10.0 million, and as consideration for the extension, the Company will issue to the holder 2,000,000 common share purchase warrants (80,000 following the consolidation), each exercisable at the Offering price for a term of two years.

Also on October 7, 2026, the Company entered into an amendment to its US$2,951,200 promissory note in favour of NFS Leasing Canada Ltd., an affiliate of the vendor of the Manufacturing Business, which matures in January 2027. Under the amendment, the maturity date will be extended to January 2028 if, on or before January 2027, the Company prepays US$1,475,600 of principal and pays an amendment fee of US$147,560.

The Company’s senior lender has agreed to provide its consent to the Offering, the VTB Note repayment and extension and the related transactions.

Convertible Note Conversions and Standstill Agreements

In connection with the Offering, the Company entered into standstill and lock-up agreements with the holders of its convertible notes. Under these agreements, each of Ascent, The K2 Principal Fund L.P. (“K2”) and Fattore Glen Investments Ltd. (“Fattore Glen”) has agreed not to sell any shares of the Company for a period of 90 days following the closing of the Offering, subject to customary exceptions.

Ascent has agreed, subject to certain conditions, to convert 25% of the principal amount of its note, being US$1,680,216.80, into common shares in connection with the Offering, and the Company has agreed to pay US$413,333 to Ascent from the proceeds of the Offering. Ascent has also indicated its intention to participate in the Offering. Following closing, approximately US$4.6 million of principal is expected to remain outstanding under the Ascent note.

The C$5.0 million convertible note issued to K2 on December 23, 2025 provides for an adjustment to its conversion price where the Company subsequently issues convertible securities at a lower conversion price. As a result of the issuance of the Ascent note on May 5, 2026 at a conversion price of C$0.32 per share, the conversion price applicable to the K2 note was adjusted to C$0.32 per share (from C$0.50). In October 2026, K2 delivered a notice electing to convert C$2,500,000 of principal into 7,812,500 common shares at C$0.32 per share, and the Company will issue a replacement note for the remaining C$2.5 million of principal on the same terms. Under a standstill agreement dated October 5, 2026, K2 has agreed not to convert more than 50% of the principal of the note during the 90 days following closing of the Offering.

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Fattore Glen has agreed to convert 100% of its C$2.5 million convertible note into 7,812,500 common shares at C$0.32 per share in connection with the Offering.

As these agreements were entered into after July 31, 2026, they did not impact the Company’s financial position, results of operations or cash flows for the year ended July 31, 2026. The Company will assess the accounting for the conversions, amendments, standstill consideration and warrants under IFRS in the period in which they occur.

Share-Based Awards

Subsequent to July 31, 2026, the Company granted 470,000 stock options exercisable at C$0.335 per share and 413,907 restricted share units, and issued 181,859 common shares on the vesting of restricted share units.

MANAGEMENT’S STATEMENT OF RESPONSIBILITY

The accompanying audited consolidated financial statements of Cizzle Brands and all information contained herein are the responsibility of management and have been approved by the Board of Directors. The audited consolidated financial statements include some amounts based on management’s best estimates that have been made using careful judgment. Management has prepared the audited consolidated financial statements in accordance with International Financial Reporting Standards. Financial and operating data elsewhere in the report are consistent with the information contained in the audited consolidated financial statements. Although no cost-effective system of internal controls will prevent or detect all errors and irregularities, these systems are designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use, transactions are correctly recorded, and the financial records are reliable for preparing audited consolidated financial statements.

The Company’s Chief Executive Officer and Chief Financial Officer have evaluated, or caused to be evaluated under their supervision, the effectiveness of the Company’s disclosure controls and procedures and internal control over financial reporting, as defined in National Instrument 52-109, as at July 31, 2026, and have concluded that they were effective as at that date. There were no changes in the Company’s internal control over financial reporting during the year ended July 31, 2026 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. Because of their inherent limitations, disclosure controls and procedures and internal control over financial reporting, no matter how well designed and operated, can provide only reasonable, and not absolute, assurance that their objectives are met and may not prevent or detect all misstatements, including those due to fraud.

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CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

Readers are cautioned that period-over-period operating performance reflects only a partial period of ownership of the acquired business, as the comparative period does not include these operations. The results presented focus on actual operating performance during the reporting period and are not intended to be predictive of future periods.

This MD&A includes “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities laws. All information, other than statements of historical facts, included in this MD&A that addresses activities, events or developments that the Company expects or anticipates will or may occur in the future is forward-looking information. Forward-looking information is often identified by the words “may”, “would”, “could”, “should”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” or similar expressions and includes, among others, information regarding:

•	future products and services;

•	expansion to product distribution;

•	the Company’s growth;

•	the expected contribution, ramp and profitability of the Manufacturing Business and of the Company’s dual branded and manufacturing operating model;

•	the contracted customer production volume related contracted minimum take-or-pay revenue, and the timing and amount of revenue expected to be realized from contract and toll manufacturing;

•	expectations regarding production capacity, capacity utilization, production efficiency, overhead absorption and unit cost improvements at The CWENCH Hydration Factory;

•	the Company’s ability to manufacture CWENCH Hydration and other products in-house and the expected cost of goods sold benefits of doing so;

•	the realization of integration benefits, synergies and operating leverage from the acquisition of the Manufacturing Business;

•	the retention and performance of contract manufacturing customers and the renewal or extension of their agreements;

•	marketing and business plans and short-term objectives;

•	the intention to grow the business, operations and potential activities of the Company;

•	revenue;

•	use of available funds;

•	business milestones and objectives;

•	the protection of intellectual property;

•	exploration of new products and opportunities;

•	future risks to operations;

•	the Company’s business objectives;

•	the Company’s expectations regarding its business, financial condition and results of operations

•	future market share;

•	the outcome of legal proceedings which involve the Company;

•	strategic plans; and

•	strategic relationships with third parties.

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These statements reflect the Company’s current views with respect to future events and are based on assumptions and subject to a number of risks and uncertainties, some of which are unknown at this time. Certain assumptions made in preparing the forward-looking statements contained in this MD&A include:

•	the Company’s ability to meet its obligations as they become due;

•	the Company’s ability to implement its growth strategies;

•	the Company’s competitive advantages;

•	the development of new products and product formats for the Company’s products;

•	the Company’s ability to manage any indebtedness as required;

•	the Company’s ability to obtain and maintain financing or to re-finance existing indebtedness on acceptable terms, as necessary;

•	the impact of competition;

•	changes and trends in the beverage industry and markets;

•	changes in laws, rules and regulations;

•	the effect of tariffs, duties, trade restrictions and other changes in trade policy on the cost and availability of materials and other operating inputs, supply chains and customer demand;

•	the Company’s ability to maintain and renew required licences;

•	the Company’s ability to maintain good business relationships with its customers, distributors and other strategic partners;

•	the Company’s ability to keep pace with changing consumer preferences;

•	the Company’s ability to protect intellectual property;

•	the Company’s ability to retain key personnel;

•	The absence of material adverse changes in the industry and in Canadian, US or global economies

•	The Company’s future business performance;

•	The demand for the Company’s products; and

•	The conditions of the markets that the Company’s serves.

Although the Company believes that the assumptions underlying its statements are reasonable, they may prove to be incorrect. Given these risks, uncertainties and assumptions, investors should not place undue reliance on the forward-looking information.

Forward-looking information regarding the Manufacturing Business is based on assumptions including that the Company will achieve targeted production efficiency and capacity utilization at The CWENCH Hydration Factory, that the facility will operate without material interruption, that contract manufacturing customers will meet their minimum volume and take-or-pay commitments and will not default on, terminate or seek to renegotiate their agreements, that required licences, certifications and quality standards will be maintained, that packaging and raw material supply will be available on acceptable terms, and that the Company will successfully integrate the Manufacturing Business and realize anticipated synergies. Material factors that could cause actual results to differ materially from those expressed in such forward-looking information include achieving production efficiency targets, delays in obtaining, expanding or qualifying production capacity at the facility, counterparty risk in relation to contract and co-pack customers (including the risk that minimum volume or take-or-pay commitments are not met), reliance on a single manufacturing facility, the integration of and assumption of liabilities relating to a previously distressed acquired business, third-party leases or security interests in equipment or property located at the facility, food safety, product quality, recall and regulatory risks, and the supply and cost of packaging and raw materials. See “Risk Factors”.

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The purpose of forward-looking information is to provide the reader with a description of management’s expectations, and such forward-looking information may not be appropriate for any other purpose. In particular, but without limiting the foregoing, disclosure in this MD&A under “Description of the Business” as well as statements regarding the Company’s objectives, plans and goals, including future operating results and economic performance may make reference to or involve forward-looking information. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, it can give no assurance that such expectations will prove to have been correct.

While the Company believes its plans, intentions and expectations reflected in the forward-looking information are reasonable, it cannot assure you that these plans, intentions or expectations will be achieved. The Company’s actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking information relating to the Company contained in this MD&A as a result of various factors, including the risks, uncertainties and assumptions previously discussed, which include, but are not limited to, the following:

•	Ability to achieve and manage growth;

•	Failure to effectively expand sales capabilities could harm the Company’s ability to increase distribution and achieve broader market acceptance of its products;

•	The Company may need additional financing in the future, which may not be available when needed or may be costly and dilutive;

•	Changes in consumer preferences may reduce demand for some of the Company’s products;

•	The Company’s brand and image are keys to its business and any inability to maintain a positive brand image could have a material adverse effect on its results of operations;

•	The Company may be adversely impacted by the effects of high or prolonged inflation;

•	Tariffs, duties, import or export restrictions, retaliatory measures and other changes in trade policy may increase materials and other input costs, disrupt supply chains and adversely affect customer demand;

•	Competition from traditional and large, well-financed non-alcoholic beverage manufacturers may adversely affect the Company’s distribution relationships and may hinder development of its existing markets, as well as prevent the Company from expanding its markets;

•	The Company competes in an industry characterized by rapid changes in consumer preferences and public perception, so its ability to continue developing new products to satisfy the changing preferences of consumers will determine its long-term success;

•	The Company’s reliance on distributors, retailers and brokers could affect its ability to efficiently and profitably distribute and market its products, maintain its existing markets and expand its business into other geographic markets;

•	The Company incurs significant time and expense in attracting and maintaining key distributors;

•	If the Company loses any of its key distributors or national retail accounts, its financial condition and results of operations could be adversely affected;

•	It is difficult to predict the timing and number of sales because most distributors and retailers are not required to place minimum orders with the Company;

•	If the Company does not adequately manage its inventory levels, its operating results could be adversely affected;

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•	If the Company fails to maintain relationships with its independent contract manufacturers, its business could be harmed;

•	The Company’s dependence on independent contract manufacturers could make management of its manufacturing and distribution efforts inefficient or unprofitable;

•	The Company relies upon our ongoing relationships with its key flavor suppliers. If the Company is unable to source its flavors on acceptable terms from its key suppliers, the Company could suffer disruptions in its business;

•	Criticism of the packaged beverage market generally could adversely affect the Company’s operating results;

•	If the Company is unable to maintain brand image or product quality, its business could suffer;

•	Increased competition could hurt the Company’s business;

•	Consolidation of retailers, wholesalers and distributors and the dominant position of a limited number of key players in the industry may result in downward pressure on sales prices;

•	The Company’s failure to accurately estimate demand for its products could adversely affect its business and financial results;

•	If the Company fails to obtain and retain high-visibility sponsorship or endorsement arrangements with celebrities, or if the reputation of any of the celebrities that the Company partners with is impaired, the business of the Company may suffer;

•	The Company’s distributors and vendors are material to the Company’s success. If the Company is unable to maintain good relationships with its existing distributors and vendors, its business could suffer;

•	Changing retail landscape could hurt the Company’s business;

•	Incorrect product design or development could hurt the Company’s business;

•	Product information misrepresentations could happen and may adversely affect the Company’s business;

•	The Company relies on third party distributors and other logistics providers;

•	The Company relies on key inputs;

•	The Company’s success relies on its quality control systems;

•	The Company is subject to risks and uncertainty regarding future product development;

•	Risks related to the Company’s human capital;

•	Revenues derived entirely from packaged beverages;

•	Increases in costs and/or shortages of raw materials and/or ingredients and/or fuel could harm the Company’s business;

•	Fluctuation of quarterly operating results;

•	No assurance of profitability;

•	Fluctuations in foreign currency exchange rates may adversely affect the Company’s operating results;

•	Significant changes in government regulation may hinder sales;

•	Contamination or recalls of the Company’s ingredients or end products could adversely affect its business;

•	The Company’s intellectual property rights are critical to the Company’s success, and the loss of such rights could materially adversely affect its business;

•	Litigation or legal proceedings could expose the Company to significant liabilities and thus negatively affect its financial results;

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•	Future effective tax rates could be subject to volatility or adversely affected by a number of factors;

•	Catastrophic events could impact the Company’s operations and affect the Company’s ability to grow its business;

•	Climate change may negatively affect the Company’s business;

•	The Company’s business is seasonal and adverse weather conditions could negatively affect its business;

•	The Company depends on key information systems and third-party service providers;

•	If the Company is unable to securely maintain its customers’ confidential or credit card information, or other private data relating to the Company or its employees, the Company could be subject to negative publicity, costly government enforcement actions or private litigation, which could damage its business reputation and negatively affect its results of operations;

•	The Company must continually maintain and/or upgrade its information technology systems;

•	Conflicts of interest;

•	Limited operating history as a public company;

•	Potential volatility of share price;

•	No assurance of active market for shares;

•	Dividends;

•	A return on the Company’s securities is not guaranteed;

•	Global financial conditions;

•	Future sales of common shares by existing shareholders;

•	Additional issuances and dilution;

•	Publication of inaccurate or unfavourable research and reports; and

•	As a public company, there are costs associated with maintaining a public listing.

These risks, uncertainties, assumptions and other factors could cause the Company’s actual results, performance, achievements and experience to differ materially from its expectations, future results, performances or achievements expressed or implied by the forward-looking information.

The forward-looking information made in this MD&A relates only to events or information as of the date on which the statements are made in this MD&A. In addition, even if results and developments are consistent with the forward-looking information contained in this MD&A, those results and developments may not be indicative of results or developments in subsequent periods. The Company undertakes no obligation to update or revise publicly any forward-looking information, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events unless required under applicable securities laws. The Company’s forward-looking information is expressly qualified in their entirety by this cautionary statement.

An investor should read this MD&A with the understanding that the Company’s actual future results may be materially different from what is expected.

The forward-looking information and statements contained herein are presented for the purposes of assisting readers in understanding the Company's expected financial and operating performance and its plans and objectives and may not be appropriate for other purposes.

For a more detailed discussion of risks and other factors, see the Company’s Annual Information Form under the heading “Risk Factors”, or otherwise disclosed in the public filings made with applicable securities regulatory authorities and available under the Company’s SEDAR+ profile.

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